Exhibit 99.1

XPeng Inc. 小鵬汽車有限公司* （於開曼群島註冊成立以不同投票權控制的有限公司） (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) 紐交所代號 NYSE : XPEV 港交所代號 HKEX : 9868 2021 中期報告 INTERIM REPORT * 僅供識別 For identification purposes only

CONTENTS

2 Key Achievements
5 Management Discussion and Analysis
12 Report on Review of Interim Financial Information
13 Unaudited Condensed Consolidated Balance Sheet
16 Unaudited Condensed Consolidated Statement of Comprehensive Loss
18 Unaudited Condensed Consolidated Statement of Changes in Shareholders' (Deficit) Equity
20 Unaudited Condensed Consolidated Statement of Cash Flows
23 Notes to the Condensed Consolidated Interim Financial Information
88 General Information
103 Corporate Information
105 Definitions

CONTENTS
2 5 12 13 16 18 20 23 88 103 105
Key Achievements Management Discussion and Analysis Report on Review of Interim Financial Information Unaudited Condensed Consolidated Balance Sheet Unaudited Condensed Consolidated Statement of Comprehensive Loss Unaudited Condensed Consolidated Statement of Changes in Shareholders’ (Deficit) Equity Unaudited Condensed Consolidated Statement of Cash Flows Notes to the Condensed Consolidated Interim Financial Information General Information Corporate Information Definitions

2	XPeng Inc.

Key Achievements

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2021

•	Deliveries of vehicles reached 30,738 in the six months ended June 30, 2021, representing an increase of 459% from 5,499 in the six months ended June 30, 2020.

•	Deliveries of the P7 were 19,496 in the six months ended June 30, 2021. XPeng started mass delivery of the P7 in late June 2020.

•	Among the total P7s delivered as of the six months ended June 30, 2021, 97% can support XPILOT 2.5 or XPILOT 3.0.

•	As of June 30, 2021, XPeng’s physical sales and service network consisted of a total of 200 stores and 64 service centers, covering 74 cities.

•	As of June 30, 2021, XPeng-branded super charging stations expanded to 231, covering 65 cities.

•	Total revenues were RMB6,712.2 million (US$1,039.6 million) for the six months ended June 30, 2021, representing an increase of 569.3% from RMB1,002.9 million for the six months ended June 30, 2020.

•

Revenues from vehicle sales were RMB6,394.7 million (US$990.4 million) for the six months ended June 30, 2021, representing an increase of 600.2% from RMB913.3 million for the six months ended June 30, 2020.

•	Gross margin was 11.6% for the six months ended June 30, 2021, compared with negative 3.6% for the six months ended June 30, 2020.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 10.6% for the six months ended June 30, 2021, compared with negative 5.5% for the six months ended June 30, 2020.

•

Net loss was RMB1,981.1 million (US$306.8 million) for the six months ended June 30, 2021, compared with RMB795.8 million for the six months ended June 30, 2020. Excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB1,792.7 million (US$277.7 million) for the six months ended June 30, 2021, compared with RMB1,414.2 million for the six months ended June 30, 2020.

2021 INTERIM REPORT	3

Key Achievements

•

Net loss attributable to ordinary shareholders of XPeng was RMB1,981.1 million (US$306.8 million) for the six months ended June 30, 2021, compared with RMB2,076.5 million for the six months ended June 30, 2020. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB1,792.7 million (US$277.7 million) for the six months ended June 30, 2021, compared with RMB1,414.2 million for the six months ended June 30, 2020.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB2.49 (US$0.39) and basic and diluted net loss per ordinary share were both RMB1.25 (US$0.19) for the six months ended June 30, 2021.

•

Non-GAAP basic and diluted net loss per ADS were both RMB2.26 (US$0.35) and non-GAAP basic and diluted net loss per ordinary share were both RMB1.13 (US$0.17) for the six months ended June 30, 2021. Each ADS represents two Class A ordinary shares.

•	Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB32,871.2 million (US$5,091.1 million) as of June 30, 2021.

RECENT DEVELOPMENTS

Dual-primary Listing in Hong Kong

On July 7, 2021 (the “Listing Date”), XPeng successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. The Company issued a total of 97,083,300 Class A ordinary shares in the Global Offering. Net proceeds from the Global Offering, after deducting underwriting discounts and commissions, including the over-allotment option, were approximately HK$15,823 million, which will be used in accordance with the use of proceeds as disclosed in the Prospectus. Since the Listing Date and as at the Latest Practicable Date, the Company has not utilized any net proceeds from the Global Offering. For details of the use of proceeds, please refer to the section headed “General Information — (14) Fund Raising Activities”.

Deliveries in August 2021

Total smart electric vehicle (”Smart EV”) deliveries of XPeng reached 7,214 in August 2021, representing a 172% increase year-over-year. The August deliveries consisted of 6,165 P7s, XPeng’s smart sports sedan, and 1,049 G3s, XPeng’s smart compact sport utility vehicle (“SUV”). As of August 31, 2021, year-to-date deliveries reached 45,992, representing a 334% increase year-over-year. P7 deliveries continued to strengthen in August 2021 with a 209% increase year-over-year.

4	XPeng Inc.

Key Achievements

Launch of the P5

In September 2021, XPeng launched its third mass-produced model, the P5, a smart family sedan and the world’s first mass-produced light detection and ranging (LIDAR) equipped Smart EV. Customer delivery is expected to start in October 2021. The P5 is equipped with advanced driver-assistance system features powered by XPeng’s full-stack in-house developed XPILOT 3.5 advanced driver assistance system, which extends the Navigation Guided Pilot (NGP) function for highways and expressways to include major urban roads, traffic intersections and other complex city driving scenarios.

Launch of the G3i

In July 2021, the Company launched the G3i SUV, the new mid-cycle facelift version of the G3, with deliveries started in August 2021. Incorporating the P7’s proven family design language, coupled with a brand-new look, the G3i is equipped with an intelligent in-car operating system and a powerful advanced driver-assistance system.

2021 INTERIM REPORT	5

Management Discussion and Analysis

FINANCIAL REVIEW

Total revenues were RMB6,712.2 million (US$1,039.6 million) for the six months ended June 30, 2021, representing an increase of 569.3% from RMB1,002.9 million for the six months ended June 30, 2020.

Revenues from vehicle sales were RMB6,394.7 million (US$990.4 million) for the six months ended June 30, 2021, representing an increase of 600.2% from RMB913.3 million for the six months ended June 30, 2020. The year-over-year increase was mainly due to higher vehicle sales especially for the P7, which started mass delivery in late June 2020.

Revenues from services and others were RMB317.5 million (US$49.2 million) for the six months ended June 30, 2021, representing an increase of 254.4% from RMB89.6 million for the six months ended June 30, 2020. The year-over-year increase was mainly attributed to more income from services, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB5,933.8 million (US$919.0 million) for the six months ended June 30, 2021, representing an increase of 471.1% from RMB1,039.0 million for the six months ended June 30, 2020. The year-over-year increase was mainly due to the increase of vehicle deliveries as described above.

Gross margin was 11.6% for the six months ended June 30, 2021, compared with negative 3.6% for the six months ended June 30, 2020.

Vehicle margin was 10.6% for the six months ended June 30, 2021, compared with negative 5.5% for the six months ended June 30, 2020. The improvement was primarily attributable to expansion of product portfolio, favorable material cost reduction and revenue recognition of XPILOT software sales.

Research and development expenses were RMB1,398.6 million (US$216.6 million) for the six months ended June 30, 2021, representing an increase of 121.8% from RMB630.6 million for the six months ended June 30, 2020. The year-over-year increase was mainly due to (i) the increase in employee compensation as a result of expanded research and development staff, and (ii) higher development expenses relating to vehicles and related software technologies.

Selling, general and administrative expenses were RMB1,751.6 million (US$271.3 million) for the six months ended June 30, 2021, representing an increase of 119.2% from RMB799.0 million for the six months ended June 30, 2020. The year-over- year increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, and (ii) the expansion of our sales network and associated personnel cost, and commission for franchised store sales.

6	XPeng Inc.

Management Discussion and Analysis

Loss from operations was RMB2,347.1 million (US$363.5 million) for the six months ended June 30, 2021, compared with RMB1,428.4 million for the six months ended June 30, 2020. The higher year-over-year loss was mainly attributable to higher operating expenses as described above.

Non-GAAP loss from operations, which was defined as loss from operations excluding share-based compensation expenses, was RMB2,158.7 million (US$334.3 million) for the six months ended June 30, 2021, compared with RMB1,428.4 million for the six months ended June 30, 2020.

Net loss was RMB1,981.1 million (US$306.8 million) for the six months ended June 30, 2021, compared with RMB795.8 million for the six months ended June 30, 2020.

Non-GAAP net loss, which was defined as net loss excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB1,792.7 million (US$277.7 million) for the six months ended June 30, 2021, compared with RMB1,414.2 million for the six months ended June 30, 2020.

Net loss attributable to ordinary shareholders of XPeng was RMB1,981.1 million (US$306.8 million) for the six months ended June 30, 2021, compared with RMB2,076.5 million for the six months ended June 30, 2020.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which is defined as net loss attributable to ordinary shareholders of XPeng excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB1,792.7 million (US$277.7 million) for the six months ended June 30, 2021, compared with RMB1,414.2 million for the six months ended June 30, 2020.

Basic and diluted net loss per ADS were both RMB2.49 (US$0.39) and basic and diluted net loss per ordinary share were both RMB1.25 (US$0.19) for the six months ended June 30, 2021, compared with RMB11.45 per ADS and RMB5.72 per ordinary share for the six months ended June 30, 2020.

Non-GAAP basic and diluted net loss per ADS, which were defined as non-GAAP net loss attributable to ordinary shareholders of XPeng divided by weighted average number of shares used in calculating basic and diluted net loss per ADS were both RMB2.26 (US$0.35) and non-GAAP basic and diluted net loss per ordinary share, which were defined as non-GAAP net loss attributable to ordinary shareholders of XPeng divided by weighted average number of shares used in calculating basic and diluted net loss per ordinary share were both RMB1.13 (US$0.17) for the six months ended June 30, 2021, compared with RMB7.80 per ADS and RMB3.90 per ordinary share for the six months ended June 30, 2020.

2021 INTERIM REPORT	7

Management Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB1,981.1 million and RMB795.8 million for the six months ended June 30, 2021 and 2020, respectively. Accumulated deficit amounted to RMB13,303.6 million as of June 30, 2021. Net cash used in operating activities was approximately RMB2,562.5 million and RMB1,212.7 million for the six months ended June 30, 2021 and 2020, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In August and December 2020, with the completion of its initial public offering and follow-on offering on NYSE, the Company received the net proceeds, after deducting the underwriting discounts and commissions, fees and estimated offering expenses, of RMB11,409.2 million and RMB15,980.2 million, respectively.

On July 7, 2021, the Class A ordinary share of the Company was listed on the Main Board of the Hong Kong Stock Exchange. In connection with the listing, 97,083,300 new Class A ordinary shares of the Company were issued and allotted at the offer price of HK$165 per Class A ordinary share. Net proceeds from the listing, after deducting the underwriting fees and commissions, including the over-allotment option, were approximately HK$15,823.3 million.

As of June 30, 2021, the balance of cash and cash equivalents, restricted cash, excluding RMB8.5 million (December 31, 2020: RMB35.6 million) restricted as to withdrawal or use for legal disputes, short-term deposits, short-term investments and long-term deposits was RMB32,862.7 million (December 31, 2020: RMB35,306.6 million).

The following table provides information regarding our cash flows for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020
	(RMB in thousands)

Cash, cash equivalents and restricted cash at beginning of the period	31,541,533	2,407,743
Net cash used in operating activities	(2,562,481)	(1,212,667)
Net cash used in investing activities	(13,519,733)	(165,240)
Net cash provided by financing activities	1,409,745	868,329
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(276,918)	(2,857)

Net decrease in cash, cash equivalents and restricted cash	(14,949,387)	(512,435)

Cash, cash equivalents and restricted cash at end of the period	16,592,146	1,895,308

8	XPeng Inc.

Management Discussion and Analysis

INTEREST-BEARING BANK AND OTHER BORROWINGS

In May 2017, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained a facility, specified for expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600.0 million from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB800.0 million out of the RMB1,600.0 million borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalently amounting to RMB800.0 million was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of June 30, 2021, the effective interest rate of the RMB800.0 million loans from Zhaoqing High-tech Zone and the RMB800.0 million bank loans is 4.90% and 4.98% per annum, respectively. As of June 30, 2021, the principal amount of RMB4.0 million was repaid in advance. As of June 30, 2021, all of the bank loans and other borrowings of the Group were denominated in RMB and were at fixed interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

TREASURY POLICY

If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, it may seek to issue equity or debt securities or obtain credit facilities.

PLEDGE OF ASSETS

As of June 30, 2021, the Group pledged a restricted deposit of RMB1,147.2 million (December 31, 2020: RMB2,332.1 million) for the issuance of letter of guarantee, bank notes, forward exchange contracts and legal disputes. Certain manufacturing buildings of Zhaoqing plant with a total appraised value of RMB351.5 million (December 31, 2020: RMB1,206.4 million) were secured for the long-term bank loan.

GEARING RATIO

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2021, the gearing ratio of the Group is 4.9% (December 31, 2020: 5.3%).

MATERIAL INVESTMENTS

For the six months ended June 30, 2021, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2021).

As of June 30, 2021, the Group did not have other plans for material investments and capital assets.

2021 INTERIM REPORT	9

Management Discussion and Analysis

CAPITAL COMMITMENTS AND CAPITAL EXPENDITURE

The Group had capital commitments amounting to RMB739.9 million for the acquisition of property, plant and equipment as of June 30, 2021, which was primarily for Guangzhou and Zhaoqing plants.

CONTINGENT LIABILITIES

As of June 30, 2021, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITION AND DISPOSAL

On May 20, 2021, the Group entered into a restructuring agreement to acquire 100% of the equity interest of Jiangsu Zhitu Technology Co., Ltd.* (江蘇智途科技股份有限公司, 832282.NEEQ) with cash consideration of RMB250 million (the “Zhitu Acquisition”). Closing of the Zhitu Acquisition occurred on June 23, 2021. For further details of Zhitu Acquisition, please refer to the Prospectus.

RISK MANAGEMENT

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group believes that it currently does not have any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2021, the Group did not hold any financial instruments for hedging purposes.

Interest Rate Risk

The Group has not been exposed to material risks due to changes in market interest rates, and it has not used any derivative financial instruments to manage the interest risk exposure. The Group may invest the net proceeds from the Listing on the Hong Kong Stock Exchange in interest-earning instruments. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk.

10	XPeng Inc.

Management Discussion and Analysis

EMPLOYEES AND REMUNERATION POLICIES

The following table sets forth the breakdown of the Group’s employees by function as of June 30, 2021:

Function	Number of Employees

Research and development	3,091
Sales and marketing	3,447
Manufacturing	988
General and administration	77
Operation	320

Total	7,923

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

BUSINESS OUTLOOK

We pursue the following strategies to accomplish our mission:

•	Accelerate investment in and advancement of our technologies

Technology is our key differentiation and our core focus. We will relentlessly focus on technology innovations to continue upgrading our proprietary advanced driver-assistance system, intelligent operating system as well as core vehicle systems. With our continued investment in research and development, we aim to stay at the forefront of Smart EV technology development and product innovations.

2021 INTERIM REPORT	11

Management Discussion and Analysis

•	Expand monetization of our software and content offerings

We expect to expand monetization of software and content offerings by introducing more advanced technologies and premium features, increasing attach rate and enhancing our value propositions to customers. We aim to further ramp up the adoption and attach rate of our XPILOT software as we continue to improve our intelligent driving software and hardware technologies. Additionally, we plan to make more value-added services and content available to our customers, thereby further expanding monetization from content offerings.

•	Continue to rapidly expand our product portfolio based on our platform approach

We intend to continue our fast pace of product offering expansion by leveraging our highly flexible Smart EV platforms, which currently include the David platform and the Edward platform. Our platform approach will enable us to optimize efficiency in product development, supply chain and manufacturing. We plan to continuously launch new Smart EV models and upgrades to broaden our addressable market and serve the demands of a wide range of customers.

•	Invest in building our leading Smart EV brand

We intend to continue solidifying our brand image that exemplifies smartness, quality and performance. We also strive to continue upgrading our brand positioning through launching various innovative and premium products, such as the P7 Wing edition with its luxury sports vehicle design. We seek to promote our brand awareness through various marketing initiatives, including online marketing, advertising, promotions and public events.

•	Increase the scale of our sales, service and super charging networks

We intend to continue to broaden our sales and service network to better engage and serve our customers, by expanding the presence of physical stores in cities which we believe have strong demand for Smart EVs and strengthening our online presence through strategic collaborations with major online platforms in China. Moreover, we plan to substantially expand the network of our XPeng-branded super charging stations to cover a broader range of locations.

•	Build and expand our international market presence

We plan to continue to expand into other international markets, starting with certain European markets. We aim to build and enhance our overseas sales and services capability, and to adapt the user interfaces of our software systems to optimize our products and services for consumers in overseas markets.

12	XPeng Inc.

Report on Review of Interim Financial Information

To the Board of Directors of XPeng Inc.

(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 13 to 87, which comprises the condensed consolidated balance sheet of XPeng Inc. (the “Company”) and its subsidiaries (together, the “Group”) as of June 30, 2021 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders’ (deficit) equity and the condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America (“U.S. GAAP”). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

Other matter

The comparative information for the condensed consolidated balance sheet is based on the audited financial statements as of December 31, 2020. The comparative information for the condensed consolidated statements of comprehensive loss, changes in shareholders’ (deficit) equity and cash flows, and related explanatory notes, for the six months ended June 30, 2020 has not been audited or reviewed.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, August 31, 2021

2021 INTERIM REPORT	13

Unaudited Condensed Consolidated Balance Sheet

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2021 RMB	As of December 31, 2020 RMB
		(Unaudited)	(Audited)

ASSETS
Current assets
Cash and cash equivalents	2(e)	15,444,912	29,209,388
Restricted cash	2(f)	1,147,234	2,332,145
Short-term deposits	2(g)	13,159,653	979,897
Short-term investments	2(j), 5	902,826	2,820,711
Accounts receivable, net	6	1,649,601	1,128,892
Current portion of finance lease receivables, net		430,542	156,069
Inventory	7	2,121,072	1,343,025
Amounts due from related parties	23	3,208	682
Prepayments and other current assets	8	1,933,471	1,603,286
Derivative assets	5	3,360	105,183

Total current assets		36,795,879	39,679,278

Non-current assets
Long-term deposits	2(h)	2,216,579	—
Property, plant and equipment, net	9	3,738,809	3,081,502
Right-of-use assets		823,011	461,184
Intangible assets, net	10	858,027	607,781
Land use rights, net	11	380,306	249,934
Finance lease receivables, net		1,031,812	397,467
Other non-current assets	12	406,313	228,633
Long-term investments		44,829	1,000

Total non-current assets		9,499,686	5,027,501

Total assets		46,295,565	44,706,779

14	XPeng Inc.

Unaudited Condensed Consolidated Balance Sheet

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2021 RMB	As of December 31, 2020 RMB
		(Unaudited)	(Audited)

LIABILITIES
Current liabilities
Short-term borrowings	15	—	127,900
Accounts and notes payable	13	6,457,246	5,111,745
Amounts due to related parties	23	16,595	12,062
Current portion of lease liabilities		218,189	119,565
Current portion of deferred revenue	18	202,326	163,617
Current portion of long-term borrowings	15	—	45,000
Accruals and other liabilities	14	2,611,787	2,256,165
Income taxes payable		—	1,209

Total current liabilities		9,506,143	7,837,263

Non-current liabilities
Long-term borrowings	15	1,596,000	1,645,000
Lease liabilities		582,533	352,501
Deferred revenue	18	287,213	144,767
Other non-current liabilities	16	2,009,599	297,439

Total non-current liabilities		4,475,345	2,439,707

Total liabilities		13,981,488	10,276,970

Commitments and contingencies	24

2021 INTERIM REPORT	15

Unaudited Condensed Consolidated Balance Sheet

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2021 RMB	As of December 31, 2020 RMB
		(Unaudited)	(Audited)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 8,850,000,000 and 8,850,000,000 shares authorized, 1,005,616,526 and 971,341,066 shares issued, 984,652,856 and 928,296,786 shares outstanding as of June 30, 2021 and December 31, 2020, respectively)	20	67	63
Class B Ordinary shares (US$0.00001 par value, 750,000,000 and 750,000,000 shares authorized, 429,846,136 and 429,846,136 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	20	26	26
Class C Ordinary shares (US$0.00001 par value, 400,000,000 and 400,000,000 shares authorized, 178,618,464 and 178,618,464 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	20	12	12
Additional paid-in capital		46,670,937	46,482,512
Accumulated deficit		(13,303,553)	(11,322,423)
Accumulated other comprehensive loss		(1,053,412)	(730,381)

Total shareholders’ equity		32,314,077	34,429,809

Total liabilities and shareholders’ equity		46,295,565	44,706,779

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

16	XPeng Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
		2021	2020
	Note	RMB	RMB

Revenues
Vehicle sales	17	6,394,711	913,269
Services and others	17	317,494	89,581

Total revenues		6,712,205	1,002,850

Cost of sales
Vehicle sales		(5,717,297)	(963,136)
Services and others		(216,487)	(75,830)

Total cost of sales		(5,933,784)	(1,038,966)

Gross profit (loss)		778,421	(36,116)

Operating expenses(1)
Research and development expenses	2(m)	(1,398,638)	(630,578)
Selling, general and administrative expenses	2(n)	(1,751,588)	(798,974)

Total operating expenses		(3,150,226)	(1,429,552)

Other income		24,707	37,293

Loss from operations		(2,347,098)	(1,428,375)

Interest income		285,131	20,953
Interest expenses		(25,148)	(15,954)
Fair value gain on derivative assets or derivative liabilities		75,982	618,442
Other non-operating income, net		30,003	9,131

Loss before income tax expenses		(1,981,130)	(795,803)

Income tax expenses		—	—

Net loss		(1,981,130)	(795,803)

2021 INTERIM REPORT	17

Unaudited Condensed Consolidated Statement of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
		2021	2020
	Note	RMB	RMB

Accretion on Preferred Shares to redemption value		—	(1,280,737)

Net loss attributable to ordinary shareholders of XPeng Inc.		(1,981,130)	(2,076,540)

Net loss		(1,981,130)	(795,803)

Other comprehensive loss
Foreign currency translation adjustment, net of nil tax		(323,031)	(15,399)

Total comprehensive loss attributable to XPeng Inc.		(2,304,161)	(811,202)

Accretion on Preferred Shares to redemption value		—	(1,280,737)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(2,304,161)	(2,091,939)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	22	1,589,568,703	362,747,375

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	22	(1.25)	(5.72)

(1) Share-based compensation was allocated in operating expenses as follows:
		For the Six Months Ended June 30,
		2021	2020
	Note	RMB	RMB

Selling, general and administrative expenses		82,562	—
Research and development expenses		105,867	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

18	XPeng Inc.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ (Deficit) Equity

(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional	Accumulated Other Comprehensive	Accumulated	Total Shareholders’
		Shares	Par Value	Shares	Par Value	Paid-in Capital	Loss	Deficit	Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2020		1,579,805,666	105	(43,044,280)	(4)	46,482,512	(730,381)	(11,322,423)	34,429,809

Share-based compensation	21	—	—	—	—	188,429	—	—	188,429
Issuance of treasury shares	20	8,121,312	1	(8,121,312)	(1)	—	—	—	—
Issuance of ordinary shares for the vested Restricted Share Units (“RSUs”)	20	26,154,148	1	30,201,922	3	(4)	—	—	—
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	(323,031)	—	(323,031)
Net loss		—	—	—	—	—	—	(1,981,130)	(1,981,130)

Balance as of June 30, 2021		1,614,081,126	107	(20,963,670)	(2)	46,670,937	(1,053,412)	(13,303,553)	32,314,077

2021 INTERIM REPORT	19

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ (Deficit) Equity

(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares		Additional Paid-in Capital RMB	Accumulated Other Comprehensive Loss RMB	Accumulated Deficit RMB	Total Shareholders’ Deficit RMB
		Shares	Par Value	Shares	Par Value
	Note		RMB		RMB

Balance as of December 31, 2019		463,189,950	30	(100,442,575)	(9)	—	(5,948)	(6,824,503)	(6,830,430)

Cumulative effect of adoption of new accounting standard	2(i)	—	—	—	—	—	—	(2,074)	(2,074)
Repurchase of shares Issuance of treasury shares Accretion on convertible redeemable preferred shares to redemption value	20	(100,442,575)	(9)	100,442,575	9	—	—	—	—
	20	50,992,470	4	(50,992,470)	(4)	—	—	—	—
	19	—	—	—	—	—	—	(1,280,737)	(1,280,737)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	(15,399)	—	(15,399)
Net loss		—	—	—	—	—	—	(795,803)	(795,803)

Balance as of June 30, 2020		413,739,845	25	(50,992,470)	(4)	—	(21,347)	(8,903,117)	(8,924,443)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

20	XPeng Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
		2021	2020
	Note	RMB	RMB

Cash flows from operating activities
Net loss		(1,981,130)	(795,803)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	9	229,404	103,985
Amortization of intangible assets	10	12,098	7,160
Amortization of right-of-use assets		136,375	49,314
Amortization of land use right	11	3,796	2,661
Loss of disposal of property, plant and equipment		444	2,332
Impairment of property, plant and equipment		—	8,516
Impairment of accounts receivable	2(i)	3,309	2,059
Impairment of finance lease receivables	2(i)	6,737	617
Impairment of other current assets	2(i)	418	—
Reversal of impairment of other current assets	2(i)	—	(197)
Inventory write-downs	7	86,332	16,000
Foreign exchange gains		(29,655)	(11,503)
Interest income		(66,047)	(8,438)
Share-based compensation	21(b)	188,429	—
Fair value gain on derivative assets or derivative liabilities		(75,982)	(618,442)

Changes in operating assets and liabilities:
Accounts receivable		(524,018)	(154,959)
Inventory		(988,170)	(335,946)
Amounts due from related parties		(2,526)	17,921
Prepayments and other current assets		(337,136)	(213,376)
Other non-current assets		(28,237)	(18,338)
Accounts and notes payable		1,345,501	629,685
Deferred revenue		181,155	29,051
Lease liabilities		(169,546)	(38,350)
Accruals and other liabilities		308,816	113,270
Other non-current liabilities		49,383	7,087
Finance lease receivables		(915,555)	(11,830)
Amounts due to related parties		4,533	4,857
Income taxes payable		(1,209)	—

Net cash used in operating activities		(2,562,481)	(1,212,667)

2021 INTERIM REPORT	21

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
		2021	2020
	Note	RMB	RMB

Cash flows from investing activities
Placement of short-term deposits		(12,180,511)	—
Maturities of short-term investments		1,951,650	193,109
Placement of long-term deposits		(2,200,000)	—
Purchase of property, plant and equipment		(766,220)	(314,369)
Maturities of derivative assets		177,805	—
Payment for long-term investment		(43,829)	(1,000)
Receipt of government subsidy related to assets		9,310	128,346
Disposal of property, plant and equipment		2,916	27,329
Purchase of intangible assets		(256,241)	(208,655)
Disposal of equity investment in a company		—	10,000
Purchase of land use right		(2,103)	—
Prepayment for purchase of land use right		(212,510)	—

Net cash used in investing activities		(13,519,733)	(165,240)

22	XPeng Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
		2021	2020
	Note	RMB	RMB

Cash flows from financing activities
Proceeds from non-controlling interests	16	1,660,000	—
Payments of listing expenses		(28,355)	—
Proceeds from issuance of convertible redeemable preferred shares		—	1,010,834
Repayment of borrowings	15	(221,900)	(370,405)
Proceeds from borrowings		—	227,900
Loans from a related party	23	—	1,063,434
Repayment of loans to a related party	23	—	(1,063,434)

Net cash provided by financing activities		1,409,745	868,329

Effects of exchange rate changes on cash, cash equivalents and restricted cash		(276,918)	(2,857)
Net decrease in cash, cash equivalents and restricted cash		(14,949,387)	(512,435)
Cash, cash equivalents and restricted cash at beginning of the period		31,541,533	2,407,743

Cash, cash equivalents and restricted cash at end of the period		16,592,146	1,895,308

Supplemental disclosure of cash flows information
Cash paid for interest, net of amounts capitalized		(65,076)	(13,284)
Acquisition of property, plant and equipment included in liabilities		99,787	287,949

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2021 INTERIM REPORT	23

Notes to the Condensed Consolidated Interim Financial Information

1.	Organization and Nature of Operations

(a)	Principal activities

XPeng Inc. (“XPeng” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs and develops smart electric vehicles. It delivered its first model of smart electric vehicles, G3, commercially in December 2018. The Group manufactures the G3i, the new mid-cycle facelift version of the G3, and the P7 through its own plant in Zhaoqing. The Group delivered its second model of smart electric vehicles, a four-door sports sedan, P7, since May 2020. As of June 30, 2021, its primary operations are conducted in the People’s Republic of China (“PRC”).

(b)	History of the Group and Reorganization

The Group commenced its operation through Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd. (“Chengxing”) since 2015. Chengxing was founded by Mr. Heng Xia, Mr. Tao He and Mr. Xiaopeng He (collectively the “Founders”), and subsequently obtained financing from various third party investors (collectively “Third Party Investors”) from 2016 through 2018.

In preparation for its initial public offering (“IPO”), the Group completed a reorganization (the “Reorganization”) in September 2019, which involved the following steps:

•	On December 27, 2018, the Company was established under the laws of the Cayman Islands as an exempted company with limited liability.

•	On January 7, 2019, XPeng Limited was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company.

•	On February 21, 2019, XPeng (HK) Limited was incorporated in Hong Kong as a wholly owned subsidiary of XPeng Limited.

•	On June 21, 2019, Guangdong Xiaopeng Motors Technology Co., Ltd. (“WFOE”) was established as a wholly owned subsidiary of XPeng (HK) Limited in the PRC.

24	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

1.	Organization and Nature of Operations (continued)

(b)	History of the Group and Reorganization (continued)

•

On September 2019, the Company issued 17,897,478 ordinary shares, 2,021,635 Series A Preferred Shares, 1,859,082 Series A1 Preferred Shares, 23,343 Series A2 Preferred Shares, 3,198,839 Series B Preferred Shares, 4,361,678 Series B1 Preferred Shares, 1,045,497 Series B2 Preferred Shares, 3,183,626 Series C Preferred Shares and 7,612,147 warrants in aggregate, to the existing shareholders of Chengxing, based on their respective equity interests in Chengxing. Concurrently, as a transitional arrangement and part of the Reorganization, a series of contractual agreements were entered into among WFOE, Chengxing and its existing shareholders, including the exclusive business cooperation agreement, the equity pledge agreement, the exclusive option agreement and the power of attorney. Consequently, WFOE became the primary beneficiary of Chengxing. In May 2020, WFOE exercised its rights under the contractual arrangement and purchased 100% of Chengxing. Consequently, Chengxing became an indirect wholly owned subsidiary of XPeng Inc.

The equity interests held by the existing shareholders in the Company after the Reorganization are the same as the equity interests held by them in Chengxing before the Reorganization. Out of the equity interests issued, 43.44%, 38.09% and 18.47% were in the form of ordinary shares, Preferred Shares and warrants, respectively.

Prior to the Reorganization, the shareholders of Chengxing included individual shareholders and institutional shareholders. Pursuant to laws applicable to PRC residents and entities incorporated in the PRC, PRC individuals should complete registration of its outbound investments (i.e. the foreign exchange registration under State Administration of Foreign Exchange (“SAFE”) Circular 37), and PRC institutional investors should complete its statutory filings and foreign exchange registrations for outbound investment (i.e. ODI), respectively, before such PRC residents or entities’ can legally own offshore investments or equity interests in offshore entities. As such, all PRC individual shareholders and PRC institutional shareholders of Chengxing shall complete their relevant registrations and/or statutory filings, as appropriate, before they can, in accordance with applicable PRC laws, hold directly or indirectly the ordinary shares of the Company, which is incorporated under the laws of the Cayman Islands. The warrants are to reflect the holder’s (indirect) rights, obligations and interest in the Company as if the holders are holding Preferred Shares of the Company before the holders complete their necessary registration for outbound investment to exercise their warrants into Preferred Shares of the Company. Once the holders complete the necessary registration for outbound investment, the holders are required to exercise the warrants immediately at a nil price per share. The warrants are transferrable by the holder subject to approval of the Company’s board of directors. Accordingly, the warrants are accounted for and presented based on the terms on the underlying Preferred Shares that the warrants are exercisable into (see Note 19).

2021 INTERIM REPORT	25

Notes to the Condensed Consolidated Interim Financial Information

1.	Organization and Nature of Operations (continued)

(b)	History of the Group and Reorganization (continued)

The shareholders and their respective equity interest in the Company remain the same immediately before and after the Reorganization. Further, the Company, being the holding company after the Reorganization, is a newly established shell company. Accordingly, the Company determined that the Reorganization lacks substance and should be treated as a non-substantive merger with no change in the basis of assets, liabilities and shareholders’ deficits of Chengxing.

These unaudited condensed consolidated financial statements are presented as if the Group Reorganization had already taken place as of the beginning of the period covered by these unaudited condensed consolidated financial statements.

On March 20, 2020, the Company completed a 1:25 share split of all of its ordinary and Preferred Shares of the Company. All shares and per share amounts presented in the unaudited condensed consolidated financial statements have been retrospectively adjusted to reflect the share split.

In August and December 2020, the Company completed its IPO and follow-on offering (“FO”) on the New York Stock Exchange (“NYSE”) (Note 20).

26	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

1.	Organization and Nature of Operations (continued)

(b)	History of the Group and Reorganization (continued)

As of June 30, 2021, the Company’s principal subsidiaries and VIEs are as follows:

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Equity interest held	Principal activities

Chengxing(1)	PRC	January 09, 2015	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd. (“Xiaopeng Technology”)	PRC	May 12, 2016	100%	Design and technology development
Guangzhou Xiaopeng Automobile Manufacturing Co., Ltd.	PRC	April 07, 2017	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng New Energy Investment Co., Ltd.	PRC	February 02, 2020	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Automobile Co., Ltd. (“Zhaoqing XPeng”)	PRC	May 18, 2017	100%	Manufacturing of vehicles
Xiaopeng Automobile Sales Co., Ltd.	PRC	January 08, 2018	100%	Vehicle wholesale and retail
Beijing Xiaopeng Automobile Co., Ltd.	PRC	April 28, 2018	100%	Vehicle wholesale and retail, design and technology development
Shenzhen Xiaopeng Automobile Sales Service Co., Ltd.	PRC	August 06, 2018	100%	Vehicle wholesale and retail
Shanghai Xiaopeng Automobile Sales Service Co., Ltd.	PRC	October 10, 2018	100%	Vehicle wholesale and retail
Guangzhou Xiaopeng Automatic Driving Technology Co., Ltd	PRC	November 18, 2019	100%	Technology development
Shanghai Xiaopeng Motors Technology Co., Ltd.	PRC	February 12, 2018	100%	Technology development and vehicle retail
Guangzhou Xiaopeng Smart Charging Technology Co. Ltd	PRC	June 22, 2020	100%	Smart charging technology development
XSense. AI, Inc.	United States	November 27, 2018	100%	Technology development
XMotors. AI, Inc.	United States	January 05, 2018	100%	Technology development
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	100%	Investment holding

2021 INTERIM REPORT	27

Notes to the Condensed Consolidated Interim Financial Information

1.	Organization and Nature of Operations (continued)

(b)	History of the Group and Reorganization (continued)

As of June 30, 2021, the Company’s principal subsidiaries and VIEs are as follows: (continued)

(1)

As a transitional arrangement and part of the Reorganization, a series of contractual agreements were entered into among WFOE, Chengxing and its existing shareholders, including the exclusive business cooperation agreement, the equity pledge agreement, the exclusive option agreement and the power of attorney. Consequently, WFOE became the primary beneficiary of Chengxing. In May 2020, WFOE exercised its rights under the contractual arrangement and purchased 100% of Chengxing. Consequently, Chengxing became an indirect wholly owned subsidiary of XPeng Inc.

(2)	The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

	Place of incorporation	Date of incorporation or acquisition	Economic interest held	Principal activities

VIEs
Guangzhou Zhipeng IoV Technology Co., Ltd. (“Zhipeng IoV”) (Note 1(c)(i))	PRC	May 23, 2018	100%	Ride-hailing services and operating the related mobile app
Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd. (“Yidian Chuxing”) (Note 1(c)(ii))	PRC	May 24, 2018	100%	Mobile apps and providing value-added services
VIEs’ subsidiaries
Guangzhou Xintu Technology Co., Ltd. (“Xintu Technology”) (Note 1(c)(i))	PRC	April 27, 2021	100%	Surveying and mapping
Jiangsu Zhitu Technology Co., Ltd. (“Zhitu Technology”) (Note 1(c)(i))	PRC	June 23, 2021	100%	Surveying and mapping

28	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

1.	Organization and Nature of Operations (continued)

(c)	Variable interest entity

(i)

Zhipeng IoV was established by two shareholders of the Company (the “Zhipeng IoV’s Nominee Shareholders”) on May 23, 2018. On May 28, 2018, Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV’s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner’s rights over Zhipeng IoV. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with effective control over Zhipeng IoV to direct the activities that most significantly impact Zhipeng IoV’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Management concluded that Zhipeng IoV is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Zhipeng IoV and shall consolidate the financial results of Zhipeng IoV in the Group’s unaudited condensed consolidated financial statements. As of June 30, 2021, Zhipeng IoV did not have significant operations, nor any material assets or liabilities.

On April 27, 2021, Zhipeng IoV established Xintu Technology and became the only shareholder of Xintu Technology. On June 23, 2021, Xintu Technology acquired 100% of the equity interest of Zhitu Technology, which is determined to be an asset acquisition (Note 10(ii)).

(ii)

Yidian Chuxing was established by two shareholders of the Company (the “Yidian Chuxing‘s Nominee Shareholders”) on May 24, 2018. On May 28, 2018, Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd, (“Xiaopeng Chuxing”), Yidian Chuxing, and Yidian Chuxing‘s Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner’s rights over Yidian Chuxing. These agreements provide the Company, as the only shareholder of Xiaopeng Chuxing, with effective control over Yidian Chuxing to direct the activities that most significantly impact Yidian Chuxing’s economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Management concluded that Yidian Chuxing is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Chuxing and shall consolidate the financial results of Yidian Chuxing in the Group’s unaudited condensed consolidated financial statements. As of June 30, 2021, Yidian Chuxing did not have significant operations, nor any material assets or liabilities.

2021 INTERIM REPORT	29

Notes to the Condensed Consolidated Interim Financial Information

1.	Organization and Nature of Operations (continued)

(d)	Liquidity

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB1,981,130,000 and RMB795,803,000 for the six months ended June 30, 2021 and 2020, respectively. Accumulated deficit amounted to RMB13,303,553,000 and RMB11,322,423,000 as of June 30, 2021 and December 31, 2020, respectively. Net cash used in operating activities was approximately RMB2,562,481,000 and RMB1,212,667,000 for the six months ended June 30, 2021 and 2020, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its IPO and FO on NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and estimated offering expenses, of RMB11,409,248,000 and RMB15,980,227,000, respectively. In July 2021, with the completion of its Global Offering on Hong Kong Stock Exchange (“HKEX”), the Group received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15,823,315,000. As of June 30, 2021, the Group’s balance of cash and cash equivalents, restricted cash, excluding RMB8,512,000 restricted as to withdrawal or use for legal disputes, short-term deposits and short-term investments was RMB30,646,113,000.

Management has concluded, after giving consideration to its plans as noted above, the net proceeds received upon completion of IPO, FO and the Global Offering on HKEX, and existing balance of cash and cash equivalents as of June 30, 2021, that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the unaudited condensed consolidated financial statements. Accordingly the unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

30	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2021, results of operations and cash flows for the six months ended June 30, 2021 and 2020. The consolidated balance sheet at December 31, 2020 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2020. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2021 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power: has the power to appoint or remove the majority of the members of the board of directors (the “Board”): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIEs that could potentially be significant to the VIEs.

2021 INTERIM REPORT	31

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, assessment for impairment of long-lived assets and intangible assets, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses as well as redemption value of the Preferred Shares.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

32	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(d)	Fair value (continued)

Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities:

(1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short- term deposits, short-term investments, accounts receivable, finance lease receivables, long-term deposits, derivative assets, other assets, accounts and notes payable, short-term borrowings, lease liabilities, accruals and other liabilities, derivative liabilities and long-term borrowings. As of June 30, 2021 and December 31, 2020 , the carrying values of these financial instruments, except for other non-current assets, long-term deposit, long-term borrowings and non-current portion for lease liabilities, are approximated to their fair values due to the short- term maturity of these instruments.

2021 INTERIM REPORT	33

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(d)	Fair value (continued)

Financial assets or liabilities that are measured at fair value on a recurring basis consist of short-term investments and derivative assets or liabilities. All of its short-term investments and derivative assets or liabilities, which are comprised primarily of structured deposits, bank financial products and forward exchange contracts, are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate, gold and benchmark interest rate. They are not valued using quoted market prices, but can be valued based on other observable inputs, such as interest rates and currency rates. The Group has derivative liabilities that are measured at fair value. The derivative liabilities are used to account for the redemption right that met the definition of a derivative and are classified within level III at the fair value hierarchy as the Company adopted the equity allocation model with unobservable inputs for which there are little or no market data to determine the fair value.

(e)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash and cash equivalents as reported in the unaudited condensed consolidated statement of cash flows are presented separately on the unaudited condensed consolidated balance sheet as follows:

	As of June 30, 2021		As of December 31, 2020
	Amount	RMB equivalent	Amount	RMB equivalent
	(’000)		(’000)

Cash and cash equivalents:
RMB	7,599,691	7,599,691	4,428,120	4,428,120
US$	1,214,606	7,843,751	3,793,451	24,781,268
Euro	73	563	—	—
HKD	1,091	907	—	—

Total		15,444,912		29,209,388

As of June 30, 2021 and December 31, 2020, substantially all of the Group’s cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong and United States.

34	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(f)	Restricted cash

Restricted cash primarily represents bank deposits for letter of credit, bank notes and forward exchange contracts amounting to RMB1,138,722,000 and RMB2,296,560,000 as of June 30, 2021 and as of December 31, 2020, respectively. And deposits, amounted to RMB8,512,000 and RMB35,585,000, that are restricted due to legal disputes as of June 30, 2021 and as of December 31, 2020, respectively.

(g)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the unaudited condensed consolidated statement of comprehensive loss during the periods presented. As of June 30, 2021 and December 31, 2020, substantially all of the Group’s short-term deposits amounting to RMB13,159,653,000 and RMB979,897,000 are placed in reputable financial institutions in the PRC.

(h)	Long-term deposits

Long-term deposits of the Group represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the unaudited condensed consolidated statement of comprehensive loss during the periods presented. As of June 30, 2021 and December 31, 2020, substantially all of the Group’s long-term deposits amounting to RMB2,216,579,000 and nil are placed in reputable financial institutions in the PRC.

(i)	Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative-effect increase of RMB2,074,000 recorded in accumulated deficit.

2021 INTERIM REPORT	35

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(i)	Current expected credit losses (continued)

The Group’s accounts receivable, other current assets and finance lease receivables are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets and finance lease receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. For the six months ended June 30, 2021 and 2020, the Group recorded RMB10,464,000 and RMB2,479,000 expected credit loss expense in selling, general and administrative expenses, respectively. As of June 30, 2021, the expected credit loss provision for the current and non-current assets are RMB16,220,000 and RMB5,158,000, respectively.

The Group typically does not carry significant accounts receivable related to vehicle sales and related sales as customer payments are due prior to vehicle delivery, except for amounts of vehicle sales in relation to government subsidy to be collected from government on behalf of customers.

Finance lease receivables primarily consist of the aggregate of the minimum lease receivable at the inception of the lease and the initial direct costs. The Group classified its finance lease receivables into different categories from performing to non-performing based on the credit risk of the lessees and the past due days, if any, of the principal and/or interest repayments. As of June 30, 2021 and December 31, 2020, the majority of the finance lease receivables are categorized as performing since the customers have a low risk of default, a strong capacity to meet contractual cash flows and have not past due repayments and the amounts of finance lease receivables of other categories are immaterial.

The Group considers historical credit loss rate for each category of deposits and other receivables and adjusts for forward looking macroeconomic data except for certain long aging receivables for which the debtors failed to make demand repayment and the Group has made specific provision on a case-by-case basis.

36	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(i)	Current expected credit losses (continued)

The following table summarizes the activity in the allowance for credit losses related to accounts receivable, other current assets and finance lease receivables for the six months ended June 30, 2020 and 2021:

For the Six Months Ended June 30, 2020 RMB’000

Balance as of December 31, 2019	4,645
Adoption of ASC Topic 326	2,074

Balance as of January 1, 2020	6,719
Current period provision	2,479
Write-offs	(3,984)

Balance as of June 30, 2020	5,214

For the Six Months Ended June 30, 2021 RMB’000

Balance as of December 31, 2020	12,507
Current period provision	10,464
Write-offs	(1,593)

Balance as of June 30, 2021	21,378

(j)	Short-term investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the unaudited condensed consolidated statement of comprehensive loss. The Group’s short-term investments in financial instruments were RMB902,826,000 and RMB2,820,711,000 as of June 30, 2021 and December 31, 2020, respectively.

2021 INTERIM REPORT	37

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(k)	Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. The Group generally determines standalone-selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the Group’s pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Group to all performance obligations as conditions under ASC 606-10-32-37 are not met.

When either party to a contract has performed, the Group presents the contract in the unaudited condensed consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

38	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(k)	Revenue recognition (continued)

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities are primarily resulted from the multiple performance obligations identified in the vehicle sales contract, which is recorded as deferred revenue and recognized as revenue based on the consumption of the services or the delivery of the goods.

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a contract. The Group identifies the customers who purchase the vehicle as its customers. There are multiple distinct performance obligations explicitly stated in a series of contracts including sales of vehicle, free charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free charging in XPeng- branded super charging stations and lifetime warranty of battery which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer.

Car buyers in the PRC are entitled to government subsidies when they purchase electric vehicles. For efficiency purpose and better customer service, the Group or Zhengzhou Haima Automobile Co., Ltd. (“Haima Auto”) applies for and collect such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. The Group determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group due to the buyer’s fault such as refusal or delay of providing application information.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the vehicle and household charging pile is recognized at a point in time when the control of the vehicle is transferred to the customer and the charging pile is installed at customer’s designated location. For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime warranty of battery, given limited operating history and lack of historical data, the Group decides to recognize the revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available. For the free charging within 4 years

2021 INTERIM REPORT	39

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(k)	Revenue recognition (continued)

Vehicle sales (continued)

or 100,000 kilometers and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage (rather than a time-based method) best reflects the performance as it’s typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free charging in XPeng-branded super charging station, the Group recognize the revenue over time based on straight-line method during the expected useful life of the vehicle.

Initial refundable deposits for intention orders and non-refundable deposits for vehicle reservations received from customers prior to vehicle purchase agreements signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding to those unperformed obligations. At the same time, advances from customers are classified as contract liability (deferred revenue) as part of the consideration.

XPILOT, the Group’s intelligent driving system, provides assisted driving and parking functions tailored for driving behavior and road conditions in China. The Group rolled out XPILOT 3.0 in January 2021. A customer can subscribe for XPILOT 3.0 by either making a lump sum payment or paying annual installments for a three-year period. XPILOT 3.0 will feature several new functions, including a navigation guided pilot for highway driving and advanced intelligent parking. Revenue related to XPILOT 3.0 is recognized at a point in time when intelligent driving functionality of XPILOT 3.0 is activated and transferred to the customers.

Other services

The Group provides variable other services to customers including services embedded in a sales contract, super charging service, maintenance service, ride hailing services and vehicle leasing service.

Services embedded in a sales contract may include free charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free charging services in XPeng-branded charging station. Other services also include super charging service and maintenance service. These services are recognized under ASC 606.

40	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(k)	Revenue recognition (continued)

Other services (continued)

The Group provides ride hailing services with smart commuting solutions to customers by using the Group’s self-owned G3 vehicles and hiring and training drivers managed by third party agents via service agreement. The Group believes it acts as a principle in the ride hailing services as it controls a specified good or service before it is transferred to the customers. The revenue for ride hailing services is recognized overtime in a period when the ride hailing services is consumed under ASC 606.

Revenue from vehicle leasing service to customers under operating lease and finance lease are recognized under ASC 842.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these five services will be very limited. The Group also performs an estimation on the stand-alone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service. Related costs are then accrued instead.

2021 INTERIM REPORT	41

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(k)	Revenue recognition (continued)

Customer Upgrade Program

In the third quarter of 2019, due to the upgrade of the G3 from 2019 version (“G3 2019”) to 2020 version (“G3 2020”), the Group voluntarily offered all owners of G3 2019 model the options to either receive loyalty points, valid for 5 years since the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in right contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. The owners of G3 2019 model had to choose one of the two options within 30 days after receiving the notice. Anyone who did not make the choice before the date was deemed abandoning the options. At the time the offers were made, the Group still had unfulfilled performance obligations for services to the owners of G3 2019 model associated with their original purchase. The Group considered this offering is to improve the satisfaction of the owners of G3 2019 model but was not the result of any defects or resolving past claims regarding the G3 2019 model.

As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, the Group considers this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for the additional rights, the contract modification is accounted for as the termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the date of the contract modification. This reallocation is based on the relative stand-alone selling prices of these various goods and services.

For the material right from loyalty points, the Group estimated the probability of points redemption when determining the stand-alone selling price. Since the fact that most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to customers, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. The Group will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.

According to the terms of the trade-in program, owners of G3 2019 who elected the trade-in right have the option to trade in their G3 2019 at a fixed predetermined percentage of its original G3 2019 purchase price (the “guaranteed trade-in value”) starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. Such trade-in right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that 120-day period, the trade-in right expires. The guaranteed trade-in value will

42	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(k)	Revenue recognition (continued)

Customer Upgrade Program (continued)

be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade- in right on a stand-alone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, the Group does not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. The Group believes the guaranteed trade-in value will be greater than the expected market value of the G3 2019 at the time the trade-in rights become exercisable, and therefore, the excess value is essentially a sales discount on the new vehicle purchase. The Group estimated the potential forfeiture rate based on the market expectation of the possibility of the future buying and applied the forfeiture rate when determining the stand-alone selling price at the date of the contract modification. The amount allocated to the trade-in right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in right is exercised and a new vehicle is purchased. The Group will continue to reassess the reasonableness of the forfeiture rate applied in the subsequent reporting periods.

(l)	Cost of sales

Vehicle

Cost of vehicle revenue includes direct parts, material, labor cost and manufacturing overhead (including depreciation of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand, and impairment charge of property, plant and equipment.

Services and others

Cost of services and others revenue generally includes cost of direct part, material, labor costs, installment costs, costs associated with providing non-warranty after-sales service and depreciation of associated assets used for providing the services.

Cost of ride hailing services revenue also includes agent and service fee paid to third party agents and revenue sharing fee to a third party data supporting entity.

2021 INTERIM REPORT	43

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(m)	Research and development expenses

All costs associated with research and development (“R&D”) are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2021 and 2020, R&D expenses were RMB1,398,638,000 and RMB630,578,000, respectively.

(n)	Selling, general and administrative expenses

Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the six months ended June 30, 2021 and 2020, advertising expenses were RMB280,272,000 and RMB179,380,000, respectively, and total sales and marketing expenses were RMB1,389,098,000 and RMB513,292,000, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2021 and 2020, general and administrative expenses were RMB362,490,000 and RMB285,682,000, respectively.

(o)	Government grants

The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as land fulfillment costs and production and capacity subsidies related to the manufacturing plant construction of Zhaoqing XPeng (“Zhaoqing manufacturing plant”). Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific subsidies as other non-current liabilities when received or reduced interest expense. The specific subsidies are amortized over the depreciation period of associated assets to reduce their depreciation cost. Other subsidies are recognized as other income upon receipt as further performance by the Group is not required.

44	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(p)	Share-based compensation

The Group grants RSUs, restricted shares and share options (collectively, “Share-based Awards”) to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Share-based awards are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method or straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved.

The fair value of the RSUs and restricted shares granted prior to the completion of the IPO were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of share options granted prior to the completion of the IPO is estimated on the grant or offering date using the Binomial option-pricing model. The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

The fair value of the RSUs granted subsequent to the completion of the IPO is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

Share options granted to employees:

Since 2015, Chengxing has granted options to certain directors, executive officers and employees. The options granted are exercisable only upon the completion of an IPO or change in control.

Share options granted to employees includes both service condition and performance condition. Employees are required to provide continued service through the satisfaction of the occurrence of change of control or an IPO to retain the award since no share option would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense to be recognized until the date of consummation of Liquidity Event.

2021 INTERIM REPORT	45

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(p)	Share-based compensation (continued)

On June 28, 2020, the board of directors of the Company approved the 2019 Equity Incentive Plan (“ESOP Plan”) with 161,462,100 Class A ordinary shares reserved. Options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted under the ESOP Plan.

In June 2020, the Group agreed with the participants to cancel the existing stock options granted during the period between 2015 and the first quarter of 2020 along with a concurrent grant of a replacement RSUs (“Replacement”).

Restricted share units granted to employees:

Prior to the completion of the IPO, RSUs granted to employees include both service condition and performance condition. Employees are required to provide continued service through the satisfaction of the occurrence of Liquidity Event to retain the award since no RSU would be vested prior to the occurrence of the Liquidity Event even though the service condition has been satisfied. The Group also granted RSUs in 2020 with only performance condition and the RSUs would be vested upon the occurrence of Liquidity Event. Given the vesting of these two types of RSUs granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense to be recognized until the date of consummation of Liquidity Event. In July 2020, RSUs vested immediately upon grant date were granted to employees and the share-based compensation expense were recognized immediately on the grant date.

Subsequent to the completion of the IPO, the Group granted RSUs with only service condition to employees and the share-based compensation expense were recognized over the vesting period using straight-line method.

(q)	Earnings (losses) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, considering the accretion on Preferred Shares to redemption value, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the Preferred Shares using the if-converted method, unvested restricted shares, and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

46	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

2.	Summary of Significant Accounting Policies (continued)

(r)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3.	Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the unaudited condensed consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the unaudited condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (“GAAP”) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU is currently not expected to have a material impact on the unaudited condensed consolidated financial statements.

2021 INTERIM REPORT	47

Notes to the Condensed Consolidated Interim Financial Information

4.	Concentration and Risks

(a)	Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, long-term deposit and short-term investment. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of June 30, 2021 and December 31, 2020, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, long-term deposit and short-term investments were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term deposits, long-term deposit and short-term investments are financially sound based on publicly available information.

(b)	Foreign currency exchange rate risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group’s oversea financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

48	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

5.	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value. Assets and liabilities that were measured at fair value on a recurring basis were as follows:

	As of June 30, 2021				As of December 31, 2020
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Short-term investments	902,826	—	902,826	—	2,820,711	—	2,820,711	—
Derivative assets — a forward exchange contract	3,360	—	3,360	—	105,183	—	105,183	—

Fair value measurement on a non-recurring basis

The Company measures investments without readily determinable fair value on a non-recurring basis when impairment charges and fair value change due to observable price change are recognized. These non-recurring fair value measurements use significant unobservable inputs (Level III). The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate to determine the fair value of these investments. An observable price change is usually resulting from new rounds of financing of the investees. The Company determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Company by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Company, the Company adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Company by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility. Inputs used in these methodologies primarily include discount rate, the selection of comparable companies operating in similar businesses and etc.

2021 INTERIM REPORT	49

Notes to the Condensed Consolidated Interim Financial Information

6.	Accounts Receivable, net

Accounts receivable consisted of the following:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Accounts receivable, gross	1,658,730	1,136,305
Allowance for doubtful accounts	(9,129)	(7,413)

Accounts receivable, net	1,649,601	1,128,892

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidy to be collected from government on behalf of customers. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

An aging analysis based on the relevant invoice dates is as follows:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

0–3 months	321,695	317,399
3–6 months	236,892	233,051
6–12 months	515,842	93,151
Over 1 year	584,301	492,704

Accounts receivable, gross	1,658,730	1,136,305

52	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

7.	Inventory

Inventory consisted of the following:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Finished goods	1,297,298	943,945
Raw materials	823,132	387,524
Work-in-process	642	11,556

Total	2,121,072	1,343,025

Raw materials primarily consist of materials for volume production.

Work-in-process primarily consist of P7 in production which will be transferred into production cost when incurred.

Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers, vehicle parts and charging piles.

For the six months ended June 30, 2021 and 2020, write-downs of inventories to net realizable value amounted to RMB86,332,000 and RMB16,000,000, which were recognized in cost of sales and R&D expenses, respectively.

8.	Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Prepayments	1,136,129	909,327
Deductible input value-added tax	530,550	521,630
Deposits	47,033	30,006
Others	219,759	142,323

Total	1,933,471	1,603,286

Prepayments primarily consist of prepayment for raw materials, marketing and consulting services provided by suppliers. Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

2021 INTERIM REPORT	53

Notes to the Condensed Consolidated Interim Financial Information

9.	Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Machinery and equipment	1,007,562	1,047,461
Mold and tooling	939,008	938,611
Buildings	729,123	726,820
Vehicles	457,282	328,555
Construction in process	916,774	223,875
Leasehold improvements	230,918	216,923
Computer and electronic equipment	101,222	87,304
Charging infrastructure	46,856	45,835
Others	67,043	57,904

Sub-total	4,495,788	3,673,288

Less: Accumulated depreciation	(679,196)	(456,319)
Less: Impairment	(77,783)	(135,467)

Property, plant and equipment, net	3,738,809	3,081,502

The Group recorded depreciation expenses of RMB229,404,000 and RMB103,985,000 for the six months ended June 30, 2021 and 2020, respectively.

Vehicles represent the rides-qualified vehicles operated by the Group for the ride hailing services, certain vehicles under operating lease arrangement with customers and the vehicles used for the Group’s daily operation.

Construction in process primarily consists of the construction of manufacturing plant and mold, tooling, machinery and equipment related to the manufacturing of the Group’s vehicles. For the six months ended June 30, 2021 and 2020, the Group capitalized nil and RMB26,351,000 of interest, respectively. Subsidies for interest expenses capitalized received from government by the Group were recognized to reduce the interest expenses capitalized in the construction of Zhaoqing manufacturing plant. Subsidies for interest expenses received from government by the Group were recognized to reduce the interest expenses after completion of construction. In April 2020, the completed assets of Zhaoqing manufacturing plant were transferred to their respective assets classes.

The accumulated impairment loss were RMB77,783,000 and RMB135,467,000 as of June 30, 2021 and December 31, 2020, respectively, primarily due to the phasing out of G3 2019 model in 2019 and the upgrade of G3 2020 model in 2020.

52	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

10. Intangible Assets, Net

Intangible assets and related accumulated amortization consisted of the following:

	As of June 30, 2021			As of December 31, 2020
	Gross Carrying Amount RMB’000	Accumulated amortization RMB’000	Net Carrying Amount RMB’000	Gross Carrying Amount RMB’000	Accumulated amortization RMB’000	Net Carrying Amount RMB’000

Finite-lived intangible assets
Software	126,084	(41,362)	84,722	114,118	(29,264)	84,854
License of maintenance and overhauls	2,290	(2,290)	—	2,290	(2,290)	—

Total finite-lived intangible assets	128,374	(43,652)	84,722	116,408	(31,554)	84,854

Indefinite-lived intangible assets
Manufacturing license(i)	494,000	—	494,000	494,000	—	494,000
Surveying and mapping qualification(ii)	250,000	—	250,000	—	—	—
License plate	29,305	—	29,305	28,927	—	28,927

Total indefinite-lived intangible assets	773,305	—	773,305	522,927	—	522,927

Total intangible assets, net	901,679	(43,652)	858,027	639,335	(31,554)	607,781

The Group recorded amortization expenses of RMB12,098,000 and RMB7,160,000 for the six months ended June 30, 2021 and 2020, respectively.

2021 INTERIM REPORT	53

Notes to the Condensed Consolidated Interim Financial Information

10.	Intangible Assets, Net(continued)

(i)	Acquisition and subsequent sale of the 100% equity interest in a company that holds a manufacturing license

On March 12, 2020, the Group entered into a share transfer agreement (the “STA”) to acquire the 100% equity interest in a company (the “Acquiree”) from its shareholders (the “Sellers”) for a total cash consideration of RMB510 million (the “Acquisition”).

In March 2020, as part of the equity purchase, all of the Acquiree’s net assets with a carrying value of RMB8 million which included the manufacturing license were acquired by the Group under the terms of the STA, subject to regulatory approval. In accordance with the STA, on June 6, 2020, immediately after approval from the relevant PRC regulatory authority was granted for the manufacturing license to be transferred from the Acquiree to the Group, the Group sold its 100% equity interest in the Acquiree to the Sellers’ related parties for consideration of RMB16 million, resulting in a sale of all of the Acquiree’s net assets, except for the manufacturing license. Given the acquisition from the Sellers and the subsequent sale to the Sellers’ related parties were in accordance with the terms of the STA, the consideration received of RMB16 million, in substance, represents an adjustment or reduction to the total cash consideration of RMB510 million incurred by the Group for the manufacturing license. The net effect of the series of transactions outlined above is that only the manufacturing license was acquired and retained by the Group. During the period from acquisition to the sale of the Acquiree after regulatory approval was obtained for the transfer of the manufacturing license to the Group, which is approximately three months, the Group was the nominee shareholder of the Acquiree since it was not entitled to any of the economic results of the Acquiree. In accordance with ASC 810, the Group did not obtain a controlling financial interest in the Acquiree during this period, and accordingly, did not consolidate the financial statements of the Acquiree.

The Acquisition is determined to be an asset acquisition as the Group did not obtain a controlling financial interest in the Acquiree upon closing of the Acquisition in May 2020. On the basis above, the Group accounted for the acquisition of the manufacturing license as an intangible asset with a total cost of RMB494 million. The useful life of the license is assessed as indefinite as there is no limit to the valid period of the license under the relevant PRC laws and regulations.

Out of the initial cash consideration of RMB510 million, RMB100 million was paid in December 2019, RMB100 million was paid in March 2020, RMB100 million was paid in April 2020, RMB100 million was paid in July 2020 and RMB110 million was paid in August 2020. For the repurchase consideration of RMB16 million due from the Sellers’ related parties, RMB10 million was received in June 2020 and RMB6 million was received in November 2020.

54	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

10.	Intangible Assets, Net (continued)

(ii)	Acquisition of the 100% equity interest in a company that holds surveying and mapping qualification

On May 20, 2021, the Group entered into a restructuring agreement to acquire 100% of the equity interest of Zhitu Technology with cash consideration of RMB250 million through the bankruptcy procedures of the Zhitu Technology. Zhitu Technology is primarily engaged in the operation of land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps and possesses surveying and mapping qualification certificate. Upon completion of the acquisition on June 23, 2021, there were only the surveying and mapping qualification certificate and an immaterial amount of assets in relation to the surveying and mapping qualification certificate retained by Zhitu Technology. The consideration of the transaction is substantially for and concentrated in the surveying and mapping qualification certificated. Consequently, the Acquisition is determined to be an asset acquisition. On the basis above, the Group accounted for the acquisition of the surveying and mapping qualification as an intangible asset with a total cost of RMB250 million. The useful life of the surveying and mapping qualification is assessed as indefinite as it’s expected that there is no difficulty to renew the valid period of the qualification under the relevant PRC laws and regulations.

11.	Land Use Rights, Net

Land use rights and related accumulated amortization consisted of the following:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Land use rights	399,054	264,886
Less: Accumulated amortization	(18,748)	(14,952)

Total land use rights, net	380,306	249,934

In November 2017, February 2018, May 2018 and January 2021, the Group acquired land use rights to build factories for manufacturing vehicles of the Group in Zhaoqing and Guangzhou, Guangdong province, the PRC.

The Group recorded amortization expenses for land use rights of RMB3,796,000 and RMB2,661,000 for the six months ended June 30, 2021 and 2020, respectively.

2021 INTERIM REPORT	55

Notes to the Condensed Consolidated Interim Financial Information

12.	Other Non-current Assets

Other non-current assets consisted of the following:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Prepayment for purchase of land use rights (i)	212,510	130,260
Long-term deposits (ii)	88,804	60,655
Prepayments for listing fees and expenses (iii)	73,019	—
Prepayments for purchase of property and equipment	31,386	37,212
Others	594	506

Total	406,313	228,633

(i)

As of June 30, 2021 and December 31, 2020, prepayment for purchase of land use rights represent the cash considerations paid to acquire the land use rights for the constructions of manufacturing plants and buildings.

(ii)	Long-term deposits primarily consist of deposits for offices and retail and service centers which will not be collectable within one year.
(iii)	Prepayment for listing expense represents the listing fees and expenses paid for Global Offering.

13.	Accounts and Notes Payable

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Accounts payableNotes	3,222,292	2,502,210
payable	3,234,954	2,609,535

Total	6,457,246	5,111,745

56	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

13.	Accounts and Notes Payable (continued)

The Group normally receives credit terms of 0 days to 90 days from its suppliers. An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

0–3 months	2,540,230	2,265,024
3–6 months	564,679	159,913
6–12 months	72,977	33,295
Over 1 year	44,406	43,978

Total	3,222,292	2,502,210

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

0–3 months	1,787,073	1,466,567
3–6 months	1,441,916	1,142,968
6–12 months	5,965	—

Total	3,234,954	2,609,535

2021 INTERIM REPORT	57

Notes to the Condensed Consolidated Interim Financial Information

14.	Accruals and Other Liabilities

Accruals and other liabilities consisted of the following:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Payables for purchase of property, plant and equipment	598,669	596,527
Payable for R&D expenses	398,555	197,751
Payables for marketing events	383,228	362,570
Employee compensation payable	340,430	326,081
Accrued expenses	214,569	145,174
Deposits from third parties	129,949	108,301
Non-controlling interests(i)	104,636	98,010
Advance from customers	97,197	5,437
Warranty	53,701	31,594
Withholding individual income tax related to the vested RSUs	49,947	—
Interest payables	41,801	61,997
Refundable deposit from customers	12,490	213,928
Others	186,615	108,795

Total	2,611,787	2,256,165

Accrued expenses primarily included receipts of goods and services that the Group had not been invoiced yet. As the Group are invoiced for these goods and services, this balance will decrease and accounts payable will increase.

58	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

14.	Accruals and Other Liabilities (continued)

(i)

On September 19, 2019, the Group entered into a partnership agreement with Guangzhou Industrial Transformation and Upgrading Development Fund Co., Limited (“Industrial Fund”) and Shenzhen Antuo Hengyuan Fund management Co., Limited (“Shenzhen Antuo”) to set up a limited liability partnership entity (the “Kunpeng Kechuang LLP”). Industrial Fund and Shenzhen Antuo subscribed for RMB98,000,000 and RMB10,000 paid in capital in Kunpeng Kechuang LLP with 24.5% and 0.0025%, of the shares, respectively. On October 22, 2019 and October 24, 2019, Industrial Fund and Shenzhen Antuo injected RMB98,000,000 and RMB10,000 in cash to Kunpeng Kechuang LLP, respectively. Pursuant to the investment agreement, Industrial Fund and Shenzhen Antuo do not have substantive participating rights to Kunpeng Kechuang LLP nor are able to transfer their interest in Kunpeng Kechuang LLP to other third party. In addition, at any time within three years the Group is entitled to upon its request or is obligated to upon Industrial Fund’s request to purchase from Industrial Fund all of its interest in Kunpeng Kechuang LLP at its investment amount paid plus interest calculated at the current annual interest rate of the 3-year Treasury Bond in the PRC. Upon exit of Industrial Fund, Kunpeng Kechuang LLP will be dissolved and Shenzhen Antuo will be entitled to its investment amount paid amounted to RMB10,000. As such, the Group consolidates Kunpeng Kechuang LLP. The investments by Industrial Fund and Shenzhen Antuo are accounted for as a liability because liability classification is required when the Group enters into a purchased call and written put with the non-controlling interests holders, and the put and call have the same fixed exercise price and exercise date.

The interest payable for the investment by Industrial Fund calculated at the current annual interest rate of the 3-year Treasury Bond in the PRC amounted to RMB6,626,000 as of June 30, 2021.

2021 INTERIM REPORT	59

Notes to the Condensed Consolidated Interim Financial Information

15.	Borrowings

Borrowings consisted of the following:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Current
Short-term borrowings:
Bank loans	—	127,900
Current portion of long-term borrowings	—	45,000

Total current borrowings	—	172,900

Non-Current
Long-term borrowings:
Bank loans	796,000	845,000
Other loans	800,000	800,000

Total non-current borrowings	1,596,000	1,645,000

Total borrowings	1,596,000	1,817,900

As of June 30, 2021, the Group did not have any short-term borrowings.

As of December 31, 2020, the Group had short-term borrowings from three banks of RMB127,900,000 in aggregate. The effective interest rate of these borrowings is 4.17% to 4.99% per annum.

In 2019, the Group entered into long-term loan agreements with a bank in the PRC of total principals of RMB150,000,000, subject to a fixed interest rate of 4.99% per annum, and with a maturity date from January 22, 2020 to November 20, 2022. As of December 31, 2020, the principal amount of RMB45,000,000 was due within 12 months after the reporting period and presented as current liabilities and the principal amount of RMB45,000,000 was present as non-current liabilities. As of June 30, 2021, the principal amount of RMB90,000,000 was repaid in advance.

60	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

15.	Borrowings (continued)

In May 2017, Zhaoqing XPeng obtained a facility, specified for expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600,000,000 from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. (“Zhaoqing High-tech Zone”). In December 2020, RMB800,000,000 out of the RMB1,600,000,000 borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalently amounting to RMB800,000,000 was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of June 30, 2021 and December 31, 2020, the effective interest rate of the RMB800,000,000 loans from Zhaoqing High-tech Zone and the RMB800,000,000 bank loans is 4.90% and 4.98% per annum, respectively. For the remaining RMB800,000,000 loans from Zhaoqing High-tech Zone, RMB200,000,000 matures on January 31, 2027 and RMB600,000,000 matures on January 31, 2028. Moreover, the Group received subsidies from government for interest expenses incurred associated with borrowings. For the six months ended June 30, 2021 and 2020, upon the acceptance of subsidy application by government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction of Zhaoqing manufacturing plant or reduce related interest expenses as incurred if any. As of June 30, 2021, the principal amount of RMB4,000,000 of the bank loans was repaid in advance.

Certain of the Group’s banking facilities are subject to the fulfillment of covenants relating to certain of the Group’s consolidated statements of financial position performance and results, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of June 30, 2021 and December 31, 2020, none of the covenants relating to drawn down facilities had been breached.

The carrying value of the borrowings approximates its fair value as of June 30, 2021 and December 31, 2020. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

16.	Other Non-Current Liabilities

Other non-current liabilities consisted of the following:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000
Non-controlling interests(i)	1,677,362	—
Government grants Warranty	198,979	217,682
	133,258	79,757

Total	2,009,599	297,439

2021 INTERIM REPORT	61

Notes to the Condensed Consolidated Interim Financial Information

16.	Other Non-Current Liabilities (continued)

(i)	The non-controlling interests consisted of the following three equity financing arrangements.

1)	Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. (“Guangzhou GET Investment”)

In December 2020, Chengxing and Guangzhou Xiaopeng Automotive Investment Co., Ltd. (“Guangzhou Xiaopeng Investment”), subsidiaries of the Group, entered into a partnership agreement with Guangzhou GET Investment to set up a limited liability partnership entity (the “Kunpeng Chuangye LLP”) whose operating period is designed for 9 years since the date of the registration of its business license. Chengxing, Guangzhou Xiaopeng Investment and Guangzhou GET Investment subscribed for RMB200,000,000, RMB10,000 and RMB160,000,000 paid in capital in Kunpeng Chuangye LLP with 55.5540%, 0.0028% and 44.4432%, of the equity interest, respectively. The consideration of RMB160 million was paid by Guangzhou GET Investment to Kunpeng Chuangye LLP in January 2021. Pursuant to the investment agreement, Guangzhou GET Investment does not have substantive participating rights to Kunpeng Chuangye LLP nor are able to transfer their interest in Kunpeng Chuangye LLP to other third party. During the 9-year operating period of Kunpeng Chuangye LLP, Guangzhou GET Investment is only entitled to the interest calculated at an interest rate of 4% per annum based on its investment amount RMB160,000,000 from Kunpeng Chuangye LLP. Upon liquidation, if any, at any time within 9 years or at due date of 9-year operating period, Guangzhou GET Investment will be entitled to and only entitled to its investment amount amounting to RMB160,000,000. If Kunpeng Chuangye LLP failed to pay the investment amount RMB160,000,000 or the interested calculated at an interest rate of 4% per annum to Guangzhou GET Investment, Chengxing, also guaranteed by Xiaopeng Technology, will be liable for the unpaid amount. As such, the Group consolidates Kunpeng Chuangye LLP via its subsidiaries Chengxing and Guangzhou Xiaopeng Investment. The investment held by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period given as the risks and rewards of owning 44.4432% of equity interest in Kunpeng Chuangye LLP have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to the Group via Kunpeng Chuangye LLP.

The interest payable for the investment by Guangzhou GET Investment calculated at an interest rate of 4% per annum amounted to RMB3,033,000 as of June 30, 2021.

62	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

16.	Other Non-Current Liabilities (continued)

(i)	The non-controlling interests consisted of the following three equity financing arrangements (continued):

2)	Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) (“Guangdong Utrust”)

Pursuant to the share purchase agreement, dated March 12, 2021, signed among Chengxing, Chengxing’s shareholders (i.e. Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd., both of which are wholly owned subsidiaries of the Company) and Guangdong Utrust, Guangdong Utrust subscribed for common stock newly issued by Chengxing at a consideration of RMB500 million. Immediately after the share subscription, Guangdong Utrust will hold 0.3067% of equity interest in Chengxing. The consideration of RMB500 million was paid by Guangdong Utrust on March 16, 2021 (“Initial Capital Injection Date of Guangdong Utrust”). Pursuant to the terms of the agreement, conditional upon any entity affiliated with Chengxing being granted a listing approval by any stock exchange (“Relevant Listing Approval”) within 3 years after the Initial Capital Injection Date of Guangdong Utrust, Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash such that it could choose to use any part of the relevant funds, subject to the consent of Guangdong Xiaopeng Motors Technology Co., Ltd., to participate in the international placing tranche of such public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangdong Utrust. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangdong Utrust, i.e. RMB500 million and an interest at a rate of 6% or 3% per annum which may apply to the entire RMB500 million or a portion thereof pursuant to the terms of the share purchase agreement. Upon the third anniversary of the Initial Capital Injection Date of Guangdong Utrust, if Guangdong Utrust, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such IPO arrangement or no relevant entity has obtained the Relevant Listing Approval, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangdong Utrust to sell or Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the common stock in Chengxing held by Guangdong Utrust at a price of RMB500 million plus interest calculated at an interest rate of 3% per annum. In addition, pursuant to the terms of the arrangement, Guangdong Utrust does not have substantive participating rights to Chengxing. The investment by Guangdong Utrust is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 0.3067% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangdong Utrust is providing financing to Chengxing.

On June 11, 2021, Guangdong Utrust notified Chengxing that it irrevocably undertakes not to exercise the rights under the share purchase agreement to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it in connection with the proposed listing of the Company on the Stock Exchange.

The interest payable for the investment by Guangdong Utrust calculated at an interest rate of 3% per annum amounted to RMB4,356,000 as of June 30, 2021.

2021 INTERIM REPORT	63

Notes to the Condensed Consolidated Interim Financial Information

16.	Other Non-Current Liabilities (continued)

(i)	The non-controlling interests consisted of the following three equity financing arrangements (continued):

3)	Financing in an amount of RMB1,000 million from Guangzhou GET Investment

Pursuant to the share purchase agreement, dated March 30, 2021, signed among Chengxing, Chengxing’s shareholders and Guangzhou GET Investment, Guangzhou GET Investment subscribed for common stock newly issued by Chengxing at a consideration of RMB1,000 million. Immediately after the share subscription, Guangzhou GET Investment will hold 1.0640% of equity interest in Chengxing. The consideration of RMB1,000 million was paid by Guangzhou GET Investment on March 31, 2021 (“Initial Capital Injection Date of Guangzhou GET Investment”). Pursuant to the terms of the agreement, conditional upon the disclosure of any plan of any potential onshore listing by any entity affiliated with Chengxing on any stock exchange in the PRC within 5 years after the Initial Capital Injection Date of Guangzhou GET Investment, Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash such that it could use the relevant funds to participate in such potential onshore public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangzhou GET Investment. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangzhou GET Investment, i.e. RMB1,000 million and an interest at a rate of 4% or 6% per annum pursuant to the terms of the share purchase agreement. Upon the fifth anniversary of the Initial Capital Injection Date of Guangzhou GET Investment, if Guangzhou GET Investment, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such potential onshore listing in the PRC or such relevant entity cannot successfully become listed in the PRC, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangzhou GET Investment to sell or Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the common stock in Chengxing held by Guangzhou GET Investment at a price of RMB1,000 million plus interest calculated at the rate of 4% per annum. In addition, pursuant to the terms of the arrangement, Guangzhou GET Investment does not have substantive participating rights to Chengxing. The investment by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 1.0640% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to Chengxing.

The interest payable for the investment by Guangzhou GET Investment calculated at an interest rate of 4% per annum amounted to RMB9,973,000 as of June 30, 2021.

64	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

17.	Revenues

Revenues by source consisted of the following:

	For the Six Months Ended June 30,
	2021 RMB’000	2020 RMB’000
Vehicle sales
• At a point in time	6,394,711	913,269
• Services and others
At a point in time	201,954	46,123
• Over time	115,540	43,458

Total	6,712,205	1,002,850

18.	Deferred Revenue

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Six Months Ended June 30,
	2021 RMB’000	2020 RMB’000
Deferred revenue — beginning of the period	308,384	85,498
Additions	6,083,247	844,407
Recognition	(5,902,092)	(815,356)

Deferred revenue — end of the period	489,539	114,549

Deferred revenue represents the transaction price allocated to the performance obligations that are unsatisfied, which primarily arises from the undelivered vehicles, charging piles, free charging within 4 years or 100,000 kilometers, the extended lifetime warranty, option between household charging pile and charging card, services of lifetime free charging in XPeng-branded charging station, lifetime warranty of battery as well as vehicle internet connection services, with unrecognized deferred revenue balance of RMB489,539,000 and RMB308,384,000 as of June 30, 2021 and December 31, 2020, respectively.

The Group expects that 41% of the transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of June 30, 2021 will be recognized as revenue during the period from July 1, 2021 to June 30, 2022. The remaining 59% will be substantially recognized during the period from July 1, 2022 to June 30, 2031.

2021 INTERIM REPORT	65

Notes to the Condensed Consolidated Interim Financial Information

19.	Convertible Redeemable Preferred Shares

Series A Preferred Shares

On June 9, 2017, the Group issued 1,102,710 Series A Preferred Shares in exchange for an aggregate cash consideration of RMB168,000,000, or RMB152 per share. These 1,102,710 Series A Preferred Shares were split into 27,567,750 Series A Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

On November 27, 2017, the Group issued 2,021,635 Series A Preferred Shares in exchange for an aggregate cash consideration of RMB308,000,000, or RMB152 per share. These 2,021,635 Series A Preferred Shares were split into 50,540,875 Series A Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series A1 Preferred Shares

On January 5, 2018, the Group issued 2,712,095 Series A1 Preferred Shares in exchange for an aggregate cash consideration of RMB460,000,000, or RMB170 per share. These 2,712,095 Series A1 Preferred Shares were split into 67,802,375 Series A1 Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series A2 Preferred Shares

On January 5, 2018, the Group issued 466,856 Series A2 Preferred Shares in exchange for an aggregate cash consideration of RMB100,000,000, or RMB214 per share. These 466,856 Series A2 Preferred Shares were split into 11,671,400 Series A2 Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series B Preferred Shares

On March 26, 2018, the Group issued 6,419,268 Series B Preferred Shares in exchange for an aggregate cash consideration of RMB2,200,000,000, or RMB343 per share. These 6,419,268 Series B Preferred Shares were split into 160,481,700 Series B Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series B1 Preferred Shares

On August 1, 2018, the Company issued 5,330,910 Series B1 Preferred Shares in exchange for an aggregate cash consideration of RMB2,900,000,000, or RMB544 per share. These 5,330,910 Series B1 Preferred Shares were split into 133,272,750 Series B1 Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

66	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

19.	Convertible Redeemable Preferred Shares (continued)

Series B2 Preferred Shares

On August 1, 2018, the Company issued 1,526,543 Series B2 Preferred Shares in exchange for an aggregate cash consideration of RMB955,000,000, or RMB626 per share. These 1,526,543 Series B2 Preferred Shares were split into 38,163,575 Series B2 Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

Series C Preferred Shares

On December 2, 2019, the Company issued 3,183,626 Series C Preferred Shares in exchange for an aggregate cash consideration of US$300,000,000, equivalent to RMB2,107,860,000 or US$94, equivalent to RMB662 per share. These 3,183,626 Series C Preferred Shares were split into 79,590,650 Series C Preferred Shares at par value of US$0.00001 upon a 1:25 share split in March 2020.

On April 10, 2020, the Company issued 26,137,425 Series C Preferred Shares (after a 1:25 share split) in exchange for an aggregate cash consideration of US$98,519,000, equivalent to RMB693,123,000, or US$3.77 equivalent to RMB27 per share.

On May 11, 2020, the Company issued 795,907 Series C Preferred Shares (after a 1:25 share split) in exchange for an aggregate cash consideration of US$3,000,000, equivalent to RMB21,231,000, or US$3.77, equivalent to RMB27 per share.

On May 26, 2020, the Company issued 318,363 Series C Preferred Shares (after a 1:25 share split) in exchange for an aggregate cash consideration of US$1,200,000, equivalent to RMB8,555,000, or US$3.77, equivalent to RMB27 per share.

On July 22, 2020, July 24, 2020, July 29, 2020 and August 6, 2020, the Company issued 207,588,515 Series C Preferred Shares (after a 1:25 share split) in exchange for an aggregate cash consideration of US$900,000,000, equivalent to RMB6,271,720,000, or US$4.34, equivalent to RMB30 per share.

The key terms of the Series A Preferred Shares, Series A1 Preferred Shares, Series A2 Preferred Shares, Series B Preferred Shares, Series B1 Preferred Shares, Series B2 Preferred Shares and Series C Preferred Shares (collectively referred as the “Preferred Shares”) are summarized as follows.

Conversion feature

Each Preferred Share shall automatically be converted into Class A Ordinary Shares at the Conversion Price at the time in effect immediately upon the earlier of (a) the consummation of a Qualified IPO; and (b) the date specified by written consent or agreement of 80% holders of each series.

2021 INTERIM REPORT	67

Notes to the Condensed Consolidated Interim Financial Information

19.	Convertible Redeemable Preferred Shares (continued)

Series C Preferred Shares (continued)

Conversion feature (continued)

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) reorganizations, mergers, consolidations or sales of Assets, (ii) certain issuances of shares below the Conversion Price, (iii) share dividends, subdivisions and combinations of Class A ordinary shares, (iv) other distributions or (v) reclassification or recapitalization of Class A ordinary shares.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

Redemption feature

Issuance of Series C, Series B1 and B2 and Series B Preferred Shares

Upon issuance of Series C, Series B1 and B2 and Series B Preferred Shares, the Company shall redeem, all of the outstanding Preferred Shares held by the requesting holder upon the written request of such holder, at any time after the earliest to occur of: (1) the Company fails to complete a Qualified IPO on or prior to April 16, 2025; (2) a breach by any of the Company, Principal Shareholders or the ESOP Holdco, where applicable, of its obligations that will have a material adverse effect to the Group; (3) A certain shareholder having requested the Company to redeem all or a portion of its shares after the occurrence of the Company’s failure to cure, within a reasonable cure period, after the occurrence of a breach by any of the Company, Principal Shareholders or the ESOP Holdco, if where applicable, of its obligations under the specified agreements has, individually or together, caused a material adverse effect on the certain shareholder’s business, goodwill, or brand (“A Certain Shareholder Redemption Event”).

The redemption amount payable for each Preferred Share upon exercise of the redemption option by the holder, will be an amount equal to the greater of (a) 120% of the Original Issue Price of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum. Upon the issuance of Series C, the redemption amount payable for each Preferred Share will be an amount equal to the greater of (a) 120% of the Original Issue Price, plus any dividends declared but unpaid thereon, of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum. Upon redemption event, Series C Preferred Shares shall rank senior to Series B1 and Series B2 Preferred Shares, Series B1 and Series B2 Preferred Shares (the redemption of the Series B2 Preferred Shares shall rank pari passu with the redemption of Series B1 Preferred Shares) shall rank senior to Series B Preferred Shares. Series B Preferred Shares shall rank senior to Series A, Series A1 and Series A2 Preferred Shares. Series A, Series A1 and A2 Preferred Shares (the redemption of the Series A, Series A1 and Series A2 Preferred Shares shall rank pari passu with each other) shall rank senior to ordinary shares.

68	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

19.	Convertible Redeemable Preferred Shares (continued)

Series C Preferred Shares (continued)

Redemption feature (continued)

Issuance of Series C, Series B1 and B2 and Series B Preferred Shares (continued)

If any holder of outstanding Preferred Shares chooses to redeem and the Company does not have sufficient funds to pay the Redemption Price, such holder may sell its interests to a third party. If the aggregate price of the Redemption Shares in such sale to third party is less than the Redemption Price of such Redemption Shares, the Company shall be obligated to pay to the Selling Holder the excess, if any, of the Redemption Price over the aggregate price of the Redemption Shares.

Issuance of Series A1 Preferred Shares and Series A2 Preferred Shares

Prior to the issuance of Series A1 and A2 Preferred Shares, the Company shall redeem, at the option of the holder, all of the outstanding Preferred Shares held by the requesting holder, at any time after the earliest to occur of (1) a breach by any of the company, the principals, the principals shareholders of its obligations under the transaction documents, individually or together with other breaches by the foregoing Persons of their obligations under the transaction documents, have a material adverse effect to the company and other members within the Group; (2) any sale, conveyance, lease or disposition of all or substantially all of the Group’s assets to a third party other than an entity within the Group; (3) any acquisition, amalgamation, scheme of arrangement or merger of the Company or other entity within the Group, which the Persons having Control over the Company or such other entity within the Group will discontinue to have Control over the surviving entity; and (4) A Certain Shareholder Redemption Event.

Upon issuance of Series A1 Preferred Shares and Series A2 Preferred Shares, the Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares held by the requesting holder, at any time after the earliest to occur of (1) a breach by any of the company, the principals, the principals shareholders of its obligations under the transaction documents, individually or together with other breaches by the foregoing Persons of their obligations under the transaction documents, have a material adverse effect to the company and other members within the Group; and (2) A Certain Shareholder Redemption Event.

The redemption amount payable for each Preferred Share will be an amount equal to the greater of (a) 120% of the Original Issue Price, plus any dividends declared but unpaid thereon, of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum.

2021 INTERIM REPORT	69

Notes to the Condensed Consolidated Interim Financial Information

19.	Convertible Redeemable Preferred Shares (continued)

Series C Preferred Shares (continued)

Liquidation preferences

Liquidation Event means any of the following events: (i) any liquidation, dissolution or winding up of the Company, (ii) any sale, conveyance, lease or disposition of all or substantially all of the Group’s assets (including by means of an exclusive licensing of all or substantially all of the Group’s intellectual property or similar arrangement) to a third party other than the Group; and (iii) any acquisition, amalgamation, scheme of arrangement or merger of the Company or the Group by or with another entity where the gross or net value of the assets or equities being acquired represents more than 50% of the consolidated total assets or the consolidated net assets of the Group, by means of any transaction or series of related transactions to which the Company or such other Group Company, as applicable, is a party (other than a transaction or series of transactions in which the Persons having Control over the Company or such other Group Companies will continue to have Control over the surviving entity), Provided, however, that the events set forth in the foregoing (ii) or (iii) shall not be deemed a Liquidation Event unless the Majority Preferred Holders have, by written notice to the Company, determined that such events constitute a Liquidation Event. The occurrence of a Liquidation Event will trigger redemption and liquidation of net assets of the Company and distribution of the proceeds to redeem all the Company’s equity securities in accordance with the seniority described below, not the Preferred Shares.

In the event of any liquidation, the holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation Event, Series C Preferred Shares shall rank senior to Series B1 and Series B2 Preferred Shares, Series B1 and Series B2 Preferred Shares (the liquidation preference of the Series B2 Preferred Shares shall rank pari passu with the liquidation preference of Series B1 Preferred Shares) shall rank senior to Series B Preferred Shares. Series B Preferred Shares shall rank senior to Series A, Series A1 and Series A2 Preferred Shares. Series A, Series A1 and A2 Preferred Shares (the liquidation preference of the Series A, Series A1 and Series A2 Preferred Shares shall rank pari passu with each other) shall rank senior to ordinary shares.

The holders of Preferred Shares and the ordinary shares shall be entitled to receive an amount per share equal to the greater of (a) 120% of the Original Issue Price, plus any dividends declared but unpaid thereon, of such Share, and (b) 100% of Original Issue Price plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum.

After setting aside or paying in full the aggregate Liquidation Preference Amount of the Series C Preferred Shares, the Series B2 Preferred Shares, the Series B1 Preferred Shares, the Series B Preferred Shares, the Series A2 Preferred Shares, the Series A1 Preferred Shares, the Series A Preferred Shares and the Ordinary Shares, the remaining assets of the Company available for distribution to Shareholders, if any, shall be distributed to the holders of Class A and Class B Ordinary Shares and Preferred Shares on a pro rata basis, based on the number of Shares then held by each holder on an as converted basis.

70	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

19.	Convertible Redeemable Preferred Shares (continued)

Series C Preferred Shares (continued)

Dividends rights

Each holder of Preferred Shares shall be entitled to receive, prior and in preference to any declaration or payment of any cash or non-cash dividend on the Ordinary Shares, but pari passu with other holders of Preferred Shares, noncumulative dividends at a simple rate of four percent (4%) per annum of the Original Issue Price of such Preferred Shares on each such Preferred Share held by such holder, payable when, as and if declared by the Board. Notwithstanding the foregoing, if the Board shall declare dividends on Ordinary Shares, each holder of any Preferred Shares shall be entitled to receive the higher of (i) four percent (4%) of the Original Issue Price of such Preferred Share, and (ii) the amount of dividends in respect of the Ordinary Shares into which such Preferred Share is then convertible.

Voting rights

The holders of the Preferred Shares shall have the right to one vote for each ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders. The holders of the Preferred Shares are entitled to appoint a total of 4 out of 7 directors of the Board.

Conversion upon IPO

Upon the completion of the Company’s IPO, all the issued and outstanding Preferred Shares were converted into Ordinary Shares.

Accounting for Series A, A1, A2, B, B1, B2 and C Preferred Shares

Prior to issuance of Series A1 and A2

The Company classified the Series A Preferred Shares as mezzanine equity in the unaudited condensed consolidated balance sheet because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. No accretion was recognized subsequently since it is not probable that the instrument will become redeemable.

Upon issuance of Series A1 and A2

The issuance of Series A1 and A2 Preferred Shares concurrently amended terms of Series A Preferred Shares. Key changes include 1) changing from all shareholders sharing net asset on pro rate basis upon liquidation to having liquidation preference based on the formula and a distribution waterfall and 2) under the liquidation event, an investor shall receive an amount equal to the higher of a) 120% of the original investment amount, and b) 100% of the original investment plus compounded accrued daily interest (on the basis of a 365-day year basis) at a rate of twelve percent (12%) per annum. The management assessed the amendments quantitatively using the fair value model to Series A and concluded Series A should be accounted for as an extinguishment based on the assessment.

2021 INTERIM REPORT	71

Notes to the Condensed Consolidated Interim Financial Information

19.	Convertible Redeemable Preferred Shares (continued)

Series C Preferred Shares (continued)

Accounting for Series A, A1, A2, B, B1, B2 and C Preferred Shares (continued)

Upon issuance of Series A1 and A2 (continued)

Post issuance of Series A1 and A2, the Company classified the Series A, Series A1 and A2 Preferred Shares as mezzanine equity in the unaudited condensed consolidated balance sheet because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. No accretion was recognized subsequently since it is not probable that the instrument will become redeemable.

Upon issuance of Series B

The issuance of Series B Preferred Shares concurrently amended terms of Series A, A1 and A2 Preferred Shares. Key changes include (i) under a redemption event, if any holder of outstanding Preferred Shares chooses to sell its interests to a third party but the aggregate price of the Redemption Shares in such sale to third party is less than the Redemption Price of such Redemption Shares, the Company shall be obligated to pay to the Selling Holder the excess, if any, of the Redemption Price over the aggregate price of the Redemption Shares; (ii) if the Company fails to complete a Qualified IPO on or prior to April 16, 2025, the redemption event is triggered.

Prior to the issuance of Series B, the Company was not obligated to pay to the Selling Holder the excess, if any, of the Redemption Price over the aggregate price of the Redemption Shares in the event redemption rights of the Series A, A1 and A2 Preferred Shares were triggered; hence, the redemption right did not meet the definition of a derivative under ASC 815. Upon the amendment, the time-based redemption right of Series A, A1 and A2 Preferred Shares, was deemed to have the characteristic of net settlement, and therefore the redemption right met the definition of a derivative. Accordingly, this feature was bifurcated and accounted for as a derivative liability, initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings, as the feature is not considered clearly and closely related to the host. The Company concluded that the amendment to Series A, A1 and A2 should be accounted for as an extinguishment or modification based on its assessment on the amendments both qualitatively and quantitatively.

Post issuance of Series B

The net settlement mechanism of the redemption right described earlier exist in Series B, B1, B2 and C Preferred Shares subsequently issued. Therefore, the redemption right of Series B, B1 and B2 also met the definition of a derivative and was bifurcated and accounted for as derivative liabilities, which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings, as the host contract of the Preferred Shares is considered to be an equity host and the redemption feature is not clearly and closely related to the host contract. The initial carrying value for each series of Preferred Shares recorded in mezzanine equity is allocated on a residual basis, after the recognition of the redemption option at its fair value upon bifurcation. The mezzanine equity component is subsequently accreted to the amount equals to redemption value of each series of Preferred Shares, less the-then fair value of the derivative liability using the interest method.

72	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

19.	Convertible Redeemable Preferred Shares (continued)

Series C Preferred Shares (continued)

Accounting for extinguishment or modification

The Company concluded that the amendments to the convertible redeemable preferred shares should be accounted for as an extinguishment or modification based on its assessment both qualitatively and quantitatively. A qualitative assessment may be appropriate when the amendments to the convertible redeemable preferred shares are either so inconsequential or so significant that the Company can easily determine how the amendment should be accounted for without performing a quantitative test. When the amendments of preferred stock cannot be assessed qualitatively, a quantitative test is performed to determine whether the amendment should be accounted for as a modification or an extinguishment. If the fair value of the convertible redeemable preferred shares immediately before and after the amendment is substantially different, the amendment will be accounted for as an extinguishment; otherwise, the amendment will be accounted for as a modification. If the assessment resulted in an extinguishment, then the difference between the fair value of the modified Preferred Shares and the carrying value of the original Preferred Shares immediately before the modification shall be recognized as a reduction of, or increase to, retained earnings as a deemed dividend. If the assessment resulted in a modification, the difference between the fair value of the Preferred Shares immediately before and after the modification shall be recognized a reduction of, or increase to, retained earnings as a deemed dividend.

Accounting for a put option of an investor

In April 2020, the Company issued certain Series C to an investor, which is a fund (“Investor Fund”) owned by a partnership. As part of the arrangement, the Company provided a put option to a limited partner (“LP”) of the Investor Fund pursuant to which the LP shall have the right to redeem its LP interests in the Investor Fund (not Series C issued by the Company) with the principal amounting to RMB300,000,000 plus 8% annualized interest (“Fund Redemption Price”) in the event the Company was not able to reach a business agreement with the LP on or before December 31, 2020. The redemption right of the LP is accounted for as a freestanding put option at fair value, which was immaterial as of December 31, 2020. On February 28, 2021, the put option became due and invalid and the LP did not exercise its redemption right.

2021 INTERIM REPORT	73

Notes to the Condensed Consolidated Interim Financial Information

19.	Convertible Redeemable Preferred Shares (continued)

Series C Preferred Shares (continued)

Accounting for a put option of an investor (continued)

The Company’s Preferred Shares activities for the six months ended June 30, 2020 are summarized below:

	Series A		Series A1		Series A2		Series B		Series B1		Series B2		Series C		Total
	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)	Number of shares	Amount (RMB’000)

Balances as of December 31, 2019	78,108,625	597,559	67,802,375	559,654	11,671,400	121,257	160,481,700	2,562,098	133,272,750	3,080,443	35,965,675	952,068	79,590,650	1,820,399	566,893,175	9,693,478

Issuance of Series C Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	27,251,695	624,287	27,251,695	624,287
Accretion on Preferred Shares to redemption value post extinguishment	—	49,143	—	46,144	—	10,190	—	238,404	—	392,831	—	120,535	—	423,490	—	1,280,737

Balances as of June 30, 2020	78,108,625	646,702	67,802,375	605,798	11,671,400	131,447	160,481,700	2,800,502	133,272,750	3,473,274	35,965,675	1,072,603	106,842,345	2,868,176	594,144,870	11,598,502

Upon the completion of the Company’s IPO, all the outstanding Preferred Shares were converted into Ordinary Shares. No mezzanine equity was recognized as of June 30, 2021 and December 31, 2020.

74	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

20.	Ordinary Shares

Upon closing of the issuance of Series C Preferred Shares on December 2, 2019, the Company adopted a dual voting structure on its shares and the Company’s ordinary shares were divided into Class A and Class B ordinary shares, accordingly.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to five votes per share.

After a share split effective on March 30, 2020, the Company authorized 3,492,799,650 Class A and 750,000,000 Class B ordinary shares of par value US$0.00001.

The Company repurchased and cancelled 100,442,575 Class A ordinary shares with a par value of US$0.00001 per share which were currently held by Success Sharing Development Holding Limited on June 28, 2020. On the same day, 17,643,400 of Class A ordinary shares at par value of US$0.00001 per share was issued to Quack Holding Limited and 33,349,070 Class A Ordinary Shares at par value of US$0.00001 per share was issued to XPeng Fortune Holding Limited.

On August 6, 2020, 9,695,210 Class A Ordinary Shares at par value of US$0.00001 per share was issued to XPeng Fortune Holding Limited. On the same day, 14,850,560 of Class A ordinary shares at par value of US$0.00001 per share was issued to Quack Holding Limited for the vested of RSU.

On August 27, 2020, the Group consummated its IPO on the NYSE, where 229,386,666 ordinary shares were newly issued with the total net proceeds of RMB11,409,248,000 (US$1,655,678,000). Upon closing of the IPO, the Company’s ordinary shares were divided into Class A, Class B and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights, except for voting rights. Holders of Class A ordinary shares are entitled to one vote per share, holders of Class B ordinary shares are entitled to ten votes per share, while holders of Class C ordinary shares are entitled to five votes per share in all shareholders’ meetings.

Upon the completion of the IPO, the Company authorized 8,850,000,000 Class A ordinary shares, 750,000,000 Class B ordinary shares and 400,000,000 Class C ordinary shares of par value US$0.00001.

On December 14, 2020, the Group consummated its FO on the NYSE, where 110,400,000 Class A ordinary shares were newly issued with the total net proceeds of RMB15,980,227,000 (US$2,444,930,000).

As of December 31, 2020, 971,341,066 Class A ordinary shares had been issued, 928,296,786 Class A ordinary shares outstanding, 429,846,136 Class B ordinary shares and 178,618,464 Class C ordinary shares had been issued and outstanding.

2021 INTERIM REPORT	75

Notes to the Condensed Consolidated Interim Financial Information

20.	Ordinary Shares (continued)

The Group issued 29,843,750, 3,404,646, 42,500 and 984,564 Class A ordinary shares in February, March, April and June 2021, respectively, out of which, 26,154,148 Class A ordinary shares are outstanding and 8,121,312 Class A ordinary shares are treasury shares held by XPeng Inc. The Group also delivered 707,832 Class A treasury shares held by XPeng Inc to its employees for the vested RSUs in April 2021 and the remaining 7,413,480 Class A treasury shares are still held by XPeng Inc.

XPeng Fortune Holding Limited transferred 18,662,380, 6,572,260 and 4,259,450 Class A ordinary shares to employees for the vested RSUs in February, March and April, 2021, respectively.

As of June 30, 2021, 1,005,616,526 Class A ordinary shares had been issued, 984,652,856 Class A ordinary shares outstanding, 429,846,136 Class B ordinary shares and 178,618,464 Class C ordinary shares had been issued and outstanding.

21.	Share-based Compensation

(a)	Share options

During the period between 2015 and the first quarter of 2020, the Group granted share options to the employees to purchase its shares. One share option represents a right to purchase one Class A ordinary share of the Group with exercise price of RMB0.0004. The share options include both service condition and performance condition. For service condition, there are three types of vesting schedule, which are: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for four years thereafter; (ii) 40% of the share options shall become vested on the grant date and 15% of the share options become vested on each anniversary of the vesting commencement date for four years thereafter; (iii) 85% of the share options shall become vested on the grant date and 3.75% of the share options become vested on each anniversary of the vesting commencement date for four years thereafter. In addition to the services condition, employees are also required to provide continued service through the satisfaction of the occurrence of Liquidity Event that occurs within seven years after the vesting commencement date. If no Liquidity Event occurs prior to the seventh anniversary of the vesting commencement date, all share options, even those for which the service condition have been satisfied, shall be forfeited.

Share options granted are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period. Given the vesting of the share options granted is contingent upon the occurrence of the Liquidity Event, there is no share-based compensation expense being recognized before the Replacement (Note 2(p)).

76	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

21.	Share-based Compensation (continued)

(a)	Share options (continued)

Activities of the Group’s share options during the six months ended June 30, 2020 were as follow:

	Number of Options Outstanding	Weighted Average Exercise Price RMB	Weighted Average Remaining Contractual Life In Years

Outstanding as of December 31, 2019	91,138,700	0.0004	5.32
Granted	3,788,750	0.0004
Forfeited	(2,273,720)
Replacement	(92,653,730)

Outstanding as of June 30, 2020	—

In June, 2020, the Group agreed with the participants to cancel the existing stock options granted during the period between 2015 and the first quarter of 2020 along with a concurrent grant of a replacement RSUs.

No share-based compensation expenses were recognized for share options during the six months ended June 30, 2021 and 2020. As of June 30, 2020, no share options were outstanding.

(b)	Restricted share units and restricted shares upon and subsequent to the Replacement

After the Replacement mentioned in Note 2(p), all share options granted during the period between 2015 and the first quarter of 2020 were replaced by 75,010,330 RSUs and 17,643,400 restricted shares.

The Replacement did not change the classification and vesting condition of Share-based Awards as equity instruments. No additional share-based compensation expenses were recognized as there was no incremental fair value change immediately before and after the Replacement. Therefore, the replacement awards should be accounted for in the same way as its original awards.

Additional RSUs were granted to the employees in 2020. One RSU represents a right relating to one class A ordinary share of the Group with a par value of US$0.00001 per share.

2021 INTERIM REPORT	77

Notes to the Condensed Consolidated Interim Financial Information

21.	Share-based Compensation (continued)

(b)	Restricted share units and restricted shares upon and subsequent to the Replacement (continued)

The RSUs primarily include both service condition and performance condition. For service condition, vesting schedules include: (i) vesting schedules mentioned in Note 21(a); (ii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. In addition to the services condition, employees are also required to provide continued service through the satisfaction of the occurrence of Liquidity Event that occurs within seven or ten years after the vesting commencement date. If no Liquidity Event occurs prior to the seventh or tenth anniversary of the vesting commencement date, all RSUs, even those for which the service condition has been satisfied, shall be forfeited.

The Group granted RSUs in 2020 with only performance condition and the RSUs would be vested upon the occurrence of the Liquidity Event. The Group also granted RSUs in 2020 with no conditions and the RSUs would be vested upon grant.

The RSUs granted prior to the completion of the IPO are measured at the grant date fair value of the awards and recognized as expenses using graded vesting method, net of estimated forfeitures, if any, over the requisite service period.

Subsequent to the completion of the IPO, the Group granted RSUs with only service condition to employees and the RSUs would be vested on a straight-line basis over the requisite service period.

80	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

21.	Share-based Compensation (continued)

(b)	Restricted share units and restricted shares upon and subsequent to the Replacement (continued)

Activities of the Group’s RSUs for the six months ended June 30, 2021 and 2020 were as follow:

	Number of restricted share units	Weighted average grant-date fair value RMB

Outstanding as of December 31, 2020	48,288,134	14.20
Granted	4,170,350	130.50
Vested	(7,893,387)	5.51
Forfeited	(1,369,178)	29.40

Outstanding as of June 30, 2021	43,195,919	27.50

Expected to vest as of June 30, 2021	39,740,245

	Number of restricted share units	Weighted average grant-date fair value RMB

Outstanding as of December 31, 2019	—	—
Replacement	75,010,330	4.87
Granted	7,398,820	25.20
Forfeited	(1,608,380)	7.06

Outstanding as of June 30, 2020	80,800,770	6.68

Expected to vest as of June 30, 2020	74,336,708

2021 INTERIM REPORT	79

Notes to the Condensed Consolidated Interim Financial Information

21.	Share-based Compensation (continued)

(b)	Restricted share units and restricted shares upon and subsequent to the Replacement (continued)

Activities of the Group’s restricted share for the six months ended June 30, 2020 were as follow:

	Number of restricted shares	Weighted average grant-date fair value RMB

Outstanding as of December 31, 2019	—	—
Replacement	17,643,400	2.51

Outstanding as of March 31 and June 30, 2020	17,643,400	2.51

Share-based compensation expenses amounting to RMB188,429,000 and nil were recognized for restricted share units and restricted shares upon and subsequent to the Replacement for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021, there was RMB737,879,000 of unrecognized compensation expense relating to the restricted share units and restricted shares upon and subsequent to the Replacement. The expense is expected to be recognized over a weighted average period of 2.08 years.

80	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

22.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2021 and 2020 as follows:

	For the Six Months Ended
	June 30,
	2021 RMB’000	2020 RMB’000

Numerator:
Net loss	(1,981,130)	(795,803)
Accretion on Preferred Shares to redemption value	—	(1,280,737)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,981,130)	(2,076,540)

Denominator:
Weighted average number of ordinary shares outstanding — basic and diluted	1,589,568,703	362,747,375

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(1.25)	(5.72)

For the six months ended June 30, 2021 and 2020, the Company had potential ordinary shares, including non-vested RSUs and restricted shares granted and Preferred Shares. As the Group incurred losses for the six months ended June 30, 2021 and 2020, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 47,316,892 as of June 30, 2021 and 549,710 as of June 30, 2020. The weighted-average numbers of non-vested restricted shares excluded from the calculation of diluted net loss per share of the Company were nil as of June 30, 2021 and 290,825 as of June 30, 2020. Preferred Shares to be converted into ordinary shares were nil as of June 30, 2021 and 578,955,379 as of June 30, 2020 on a weighted average basis.

2021 INTERIM REPORT	81

Notes to the Condensed Consolidated Interim Financial Information

23.	Related parties

The principal related parties with which the Group had transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Xiaopeng He	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Guangzhou Huitian Aerospace Technology Co., Ltd.	A Company Controlled by Principal Shareholder
Guangzhou Zhongpeng Investment and Development Co., Ltd.	A Company Controlled by Principal Shareholder
Shenzhen Pengxing Smart Co., Ltd	A Company Controlled by Principal Shareholder

(1)	Transaction with related parties:

For the six months ended June 30, 2020, the loans from the principal shareholder amounting to RMB1,063,434,000 were borrowed from and repaid to the principal shareholder. The interest expenses of the loans from the principal shareholder amounted to RMB5,922,000. For the six months ended June 30, 2021, there were no borrowings from the principal shareholder.

For the six months ended June 30, 2021 and 2020, the rental expenses to a company controlled by the principal shareholder amounted to RMB5,075,000 and RMB5,074,000, respectively.

For the six months ended June 30, 2021 and 2020, the services income from the companies controlled by the principal shareholder amounted to RMB4,965,000 and nil, respectively.

(2)	Amounts due from related parties:

As of June 30, 2021 and December 31, 2020, amounts due from related parties amounted to RMB3,208,000 and RMB682,000 mainly represent the receivables for the services provided to companies controlled by the principal shareholder, respectively.

(3)	Amounts due to related parties:

As of June 30, 2021 and December 31, 2020, amounts due to related parties represent the payables for rental expenses amounted to RMB16,595,000 and RMB11,063,000 to a company controlled by the principal shareholder, respectively, and the payables for asset purchased amounting to nil and RMB999,000 to a company controlled by the principal shareholder, respectively.

82	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

23.	Related parties (continued)

(4)	Key management compensation

Compensation of key management personnel of the Group for the six months ended June 30, 2021 and 2020 were as follow:

	For the Six Months Ended
	June 30,
	2021	2020
	RMB’000	RMB’000

Basic salaries, housing fund, allowances and benefits in kind Employer’s contributions to a retirement benefit scheme Discretionary bonuses	35,555	15,510
	116	52
	3,773	6,493

Total	39,444	22,055

24.	Commitments and Contingencies

(a)	Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the unaudited condensed consolidated financial statements are as follows:

	As of June 30, 2021	As of December 31, 2020
	RMB’000	RMB’000

Property, plant and equipment Investments	739,893	259,417
	—	44,392

Total	739,893	303,809

2021 INTERIM REPORT	83

Notes to the Condensed Consolidated Interim Financial Information

24.	Commitments and Contingencies (continued)

(b)	Purchase commitments

Purchase expenditures contracted for at the balance sheet dates but not recognized in the unaudited condensed consolidated financial statements are as follows:

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Purchase commitments on purchase of raw materials	2,194,278	2,315,188

25.	Subsequent events

(a)	Global Offering

The Company completed its Global Offering, including the Hong Kong Public Offering and the International Offering, on July 7, 2021. In connection with the Global Offering, 97,083,300 new Class A ordinary shares of the Group were issued and allotted at the offer price of HKD165 per Class A ordinary share. All Class B ordinary shares held by Mr. Tao He and all Class C ordinary shares were converted into Class A ordinary shares on a one-on-one basis upon the completion of the Global Offering. Net proceeds, after deducting underwriting discounts and commissions, received from the Global Offering, including the over-allotment option, were approximately HKD15,823 million.

84	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

26.	Reconciliation between U.S. GAAP and International Financial Reporting Standards

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The main reconciling items include classification and measurement of preferred shares, issuance costs, onerous contract, operating leases and share-based compensation. The following table sets forth the effects of material differences prepared under U.S. GAAP and IFRS:

	For the Six Months Ended
	June 30,
	2021 RMB’000	2020 RMB’000

Reconciliation of net loss attributable to the Company in the condensed consolidated statement of comprehensive loss
Net loss attributable to the Company in the condensed consolidated statement of comprehensive loss as reported under U.S. GAAP	(1,981,130)	(795,803)
IFRS adjustments:
Classification and measurement of preferred shares (Note(a))	—	(6,140,195)
Issuance costs (Note(b))	(48,813)	—
Onerous contract (Note(c))	10,050	4,738
Operating leases (Note(d))	(5,942)	(3,442)
Share-based compensation (Note(e))	(68,854)	(315,094)

Net loss attributable to the Company in the condensed consolidated statement of comprehensive loss as reported under IFRS	(2,094,689)	(7,249,796)

2021 INTERIM REPORT	85

Notes to the Condensed Consolidated Interim Financial Information

26.	Reconciliation between U.S. GAAP and International Financial Reporting Standards (continued)

	As of June 30, 2021 RMB’000	As of December 31, 2020 RMB’000

Reconciliation of total shareholders’ equity in the condensed consolidated balance sheet
Total shareholders’ equity as reported under U.S. GAAP	32,314,077	34,429,809
IFRS adjustments:
Issuance costs (Note(b))	(48,813)	—
Onerous contract (Note(c))	(47,014)	(57,064)
Operating leases (Note(d))	(26,535)	(20,593)

Total shareholders’ equity as reported under IFRS	32,191,715	34,352,152

(a)	Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as two components: (i) mezzanine equity and (ii) the redemption right bifurcated and accounted for as derivative liabilities initially measured at fair value with subsequent changes in fair value recognized through earnings. The mezzanine equity component is subsequently accreted to the amount which equals to redemption value of each series of preferred shares, less the-then fair value of the derivative liability using the interest method.

Under IFRS, the preferred shares, which are redeemable at the option of the holder, represent a financial liability with embedded features subject to bifurcation. The preferred shares are measured at fair value and designated as at fair value through profit or loss. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability shall be presented in other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in profit or loss.

Accordingly, the reconciliation includes a fair value loss difference of nil and RMB6,140,195,000 recognized in the net loss attributable to the Company in the condensed consolidated statements of comprehensive loss for each of the six months ended June 30, 2021 and 2020, respectively.

All the preferred shares of the Company were converted into ordinary shares upon the completion of IPO in August 2020. Consequently, there was no such reconciliation item in classification and measurement of preferred shares between U.S. GAAP and IFRS subsequently.

86	XPeng Inc.

Notes to the Condensed Consolidated Interim Financial Information

26.	Reconciliation between U.S. GAAP and International Financial Reporting Standards (continued)

(b)	Issuance costs

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities (“issuance costs”) may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statement of comprehensive loss of RMB48,813,000 for the six months ended June 30, 2021 in relation to the issuance costs incurred for the Global Offering of the Company.

(c)	Onerous contract

In the third quarter of 2019, due to the upgrade of the G3 2019 to G3 2020, the Group voluntarily offered a customer upgrade program to all owners of G3 2019 model which was disclosed in Note 2(k). The additional promises included in the customer upgrade program for G3 2019 customers resulted in the Company incurring additional costs to fulfil the related additional promises upon the modification of the contracts with the customers. Such incremental costs exceed the economic benefits expected to be received under the contract. Consequently the upgrade program resulted in an “onerous contract” situation.

Under U.S. GAAP, there is no general guidance available for the recognition of onerous contract except for certain types of contracts or industry-specific arrangements. None of which is considered applicable to the Company’s situation above. Under IFRS, provisions are recognized when a contract becomes onerous, which occurs when the unavoidable costs of meeting the obligation(s) under a contract exceed the economic benefits to be received.

Accordingly, the reconciliation includes an onerous contract cost difference of RMB10,050,000 and RMB4,738,000 reversed in the condensed consolidated statements of comprehensive loss for each of the six months ended June 30, 2021 and 2020. The amounts represent the net losses incurred by the Group as a result of the onerous contract aforementioned above when it first offered the upgrade program to its G3 customers during the year ended December 31, 2019 and the reversal of such losses as the onerous contract provision was partially utilized during the six months ended June 30, 2021 and 2020, respectively. The reconciliation also includes a difference of onerous contract provision made of RMB47,014,000 and RMB57,064,000 as at June 30, 2021 and December 31, 2020, respectively.

2021 INTERIM REPORT	87

Notes to the Condensed Consolidated Interim Financial Information

26.	Reconciliation between U.S. GAAP and International Financial Reporting Standards (continued)

(d)	Operating leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRS which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes an expenses difference recognized in the condensed consolidated statements of comprehensive loss of RMB5,942,000 and RMB3,442,000 for each of the six months ended June 30, 2021 and 2020, respectively. The reconciliation also includes a difference in total shareholders’ equity RMB26,535,000 and RMB20,593,000 as of June 30, 2021 and December 31, 2020, respectively.

(e)	Share-based compensation

Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful IPO is a performance vesting condition. The fair value of the awards should not incorporate the probability of the condition vesting, but rather, recognized only when the performance condition is probable to be achieved. Under IFRS, the cumulative share-based compensation expenses for the awards that have satisfied the service condition up to June 30, 2020, were recorded for the six months ended June 30, 2020, when the performance condition in relation to the successful IPO became more likely than not to be achieved. Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statements of comprehensive loss of nil and RMB315,094,000 for the six months ended June 30, 2021 and 2020, respectively.

Subsequent to the completion of the IPO, the Group granted RSUs with service condition only to employees and the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied. Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statements of comprehensive loss of RMB68,854,000 and nil for the six months ended June 30, 2021 and 2020, respectively.

88	XPeng Inc.

General Information

(1)	DIVIDENDS

The Board did not recommend the distribution of any interim dividend for the six months ended June 30, 2021.

(2)	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Other than the Class A ordinary shares issued in connection with the Listing on the Hong Kong Stock Exchange, during the Reporting Period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

Subsequent to the Reporting Period, on July 19, 2021, the 12,083,300 Class A ordinary shares were issued pursuant to partial exercise of the over-allotment option as disclosed in the announcement of the Company dated July 14, 2021.

(3)	INTERESTS AND/OR SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS

The Class A ordinary shares were listed on the Stock Exchange on July 7, 2021 (the Listing Date), which is after June 30, 2021 (end of the Reporting Period). Accordingly, Divisions 7 and 8 of Part XV of the SFO and Section 352 of the SFO were not applicable to the Company, the Directors or chief executive of the Company as at June 30, 2021.

2021 INTERIM REPORT	89

General Information

As at August 31, 2021, the Directors and chief executive of the Company have no short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO). As at August 31, 2021, the interests or long positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A)	Interests in the Shares of the Company

Name of Director	Nature of Interest	Relevant Entity	Number and Class of Shares(1)	Approximate percentage of interest of each class of shares in the Company(1)
Xiaopeng He	Interest in controlled corporation	Simplicity Holding Limited	327,708,257 Class B ordinary shares	80.0%
	Interest in controlled corporation	Respect Holding Limited	21,000,000 Class B ordinary shares	5.1%
Heng Xia	Interest in controlled corporation	Efficiency Investment Limited	61,137,879 Class B ordinary shares	14.9%
	Interest in controlled corporation	Efficiency Investment Limited	12,580 Class A ordinary shares	0.0%

Note:

(1)

As at August 31, 2021, the Company had 1,711,481,926 issued and outstanding share capital in total, comprising 1,301,635,790 Class A ordinary shares (including 2,084,754 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 409,846,136 Class B ordinary shares.

90	XPeng Inc.

General Information

(B)	Interests in shares of associated corporations

Associated Corporation	Name of Director	Nature of interest	Approximate percentage of shareholding

Zhaoqing Xiaopeng New Energy Investment Co., Ltd.	Heng Xia	Interest in controlled corporation	25%
Guangzhou Zhipeng Internet of Vehicle Technology Co., Ltd	Heng Xia	Beneficial Interest	80%
Guangzhou Yidian Smart Mobility Technology Co., Ltd.	Xiaopeng He	Beneficial Interest	80%
	Heng Xia	Beneficial Interest	20%

Save as disclosed in the foregoing, as at August 31, 2021, so far as is known to any Director or the chief executive of the Company, none of the Directors or chief executive of the Company or their respective close associates had any interests or short/long positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

2021 INTERIM REPORT	91

General Information

(4)	INTERESTS AND/OR SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As stated above, the Class A ordinary shares of the Company were not listed on the Stock Exchange as at June 30, 2021. Accordingly, Divisions 2 and 3 of Part XV of the SFO and Section 336 of the SFO were not applicable to the Company as at June 30, 2021. So far as the Directors or chief executive of the Company are aware, as at August 31, 2021, the following persons (other than the Directors or chief executive of the Company) had the following interests and/or short positions in the Shares or underlying Shares of the Company as recorded in the register required to be kept pursuant to Section 336 of the SFO:

Name of Shareholder	Nature of Interest	Number of Shares(1)	Approximate % of Shareholding in Respective Class of Share of the Company(1)

Class A ordinary shares
Taobao China Holding Limited(2)	Beneficial interest	191,918,464	14.7%
Taobao Holding Limited(2)	Interest in controlled corporations	191,918,464	14.7%
Alibaba Group Holding Limited(2)	Interest in controlled corporations	191,918,464	14.7%
Pacific Rays Limited(3)	Beneficial interest	77,350,175	5.9%
Shanghai Keji Enterprise Management Partnership (LLP)(3)	Interest in controlled corporations	77,350,175	5.9%
Tianjin Hexie Qingyu Investment Management Partnership (LLP)(3)	Interest in controlled corporations	77,350,175	5.9%
Xizang Qingyu Venture Capital Management Co., Ltd(3)	Interest in controlled corporations	77,350,175	5.9%
Tianjin Aiqi Honghai Haihe Smart Travel Equity Investment Fund Partnership (Limited Partnership)(3)	Interest in controlled corporations	77,350,175	5.9%
Tianjin Haoshu Yuanfang Enterprise Management Center (Limited Partnership)(3)	Interest in controlled corporations	77,350,175	5.9%
Xizang Aiqihuide Venture Capital Management Co., Ltd.(3)	Interest in controlled corporations	77,350,175	5.9%

92	XPeng Inc.

General Information

Name of Shareholder	Nature of Interest	Number of Shares(1)	Approximate % of Shareholding in Respective Class of Share of the Company(1)

Class B ordinary shares
Simplicity Holding Limited(4)	Beneficial interest	327,708,257	80.0%
Respect Holding Limited(4)	Beneficial interest	21,000,000	5.1%
Binghe Galaxy Limited(4)	Interest in controlled corporations	348,708,257	85.1%
Efficiency Investment Limited(5)	Beneficial interest	61,137,879	14.9%
SkyWavelet Xia Limited(5)	Interest in controlled corporations	61,137,879	14.9%
Trident Trust Company (HK) Limited(6)	Trustee	409,846,136	100.0%

Notes:

(1)

As at August 31, 2021, the Company had 1,711,481,926 issued and outstanding share capital in total, comprising 1,301,635,790 Class A ordinary shares (including 2,084,754 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 409,846,136 Class B ordinary shares.

(2)

As at August 31, 2021, Taobao China Holding Limited (“Taobao China”) holds 191,918,464 Class A ordinary shares. Taobao China is wholly owned by Taobao Holding Limited, which is in turn wholly owned by Alibaba Group Holding Limited. Under the SFO, Taobao Holding Limited and Alibaba Group Holding Limited are deemed to be interested in the Shares held by Taobao China.

(3)

Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP), which is 99.99% owned by Tianjin Haoshu Yuanfang Enterprise Management Center (Limited Partnership), and Tianjin Haoshu Yuanfang Enterprise Management Center (Limited Partnership) is 99.99% owned by Tianjin Aiqi Honghai Haihe Smart Travel Equity Investment Fund Partnership (Limited Partnership) whose general partner is Tianjin Hexie Qingyu Investment Management Partnership (LLP). Tianjin Hexie Qingyu Investment Management Partnership (LLP) is in turn 50% controlled by Xizang Qingyu Venture Capital Management Co., Ltd, and 50% controlled by Xizang Aiqihuide Venture Capital Management Co., Ltd.

(4)	Simplicity Holding Limited and Respect Holding Limited are both wholly owned by Mr. Xiaopeng He (being the settlor) through Binghe Galaxy Limited under The Binghe Trust.
(5)	Efficiency Investment Limited is wholly owned by Mr. Heng Xia (being the settlor) through SkyWavelet Xia Limited under The SkyWaveLetXia Trust.
(6)

Trident Trust Company (HK) Limited was the trustee with respect to The Binghe Trust and The SkyWaveLetXia Trust, which respectively were interested in 348,708,257, and 61,137,879 Class B ordinary shares, and therefore Trident Trust Company (HK) Limited was deemed to be interested in all such Shares.

2021 INTERIM REPORT	93

General Information

Save as disclosed herein, there is no other person known to the Directors or chief executive of the Company who, as at August 31, 2021, had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO or who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

(5)	MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code from the Listing Date to the Latest Practicable Date.

(6)	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “CG Code”) contained in Appendix 14 to the Listing Rules.

Pursuant to code provision A.2.1 of the CG Code as set out in Appendix 14 to the Listing Rules, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, from the Listing Date to the Latest Practicable Date, the Company has complied with all applicable principles and code provisions of the CG Code.

94	XPeng Inc.

General Information

(7)	USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision- making purposes. By excluding the impact of share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and/or accretion on preferred shares to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The table below sets forth certain information in relation to the unaudited interim reconciliations of GAAP and Non- GAAP results.

2021 INTERIM REPORT	95

General Information

UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2021	2020
	RMB	RMB
	(Unaudited)	(Unaudited)

Loss from operations	(2,347,098)	(1,428,375)
Share-based compensation expenses	188,429	—

Non-GAAP loss from operations	(2,158,669)	(1,428,375)

Net loss	(1,981,130)	(795,803)
Fair value gain of convertible redeemable preferred shares	—	(618,442)
Share-based compensation expenses	188,429	—

Non-GAAP net loss	(1,792,701)	(1,414,245)

Net loss attributable to ordinary shareholders	(1,981,130)	(2,076,540)
Fair value gain of convertible redeemable preferred shares	—	(618,442)
Share-based compensation expenses	188,429	—
Accretion on Preferred Shares to redemption value	—	1,280,737

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,792,701)	(1,414,245)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,589,568,703	362,747,375

Non-GAAP net loss per ordinary share
Basic and diluted	(1.13)	(3.90)

Weighted average number of ADS used in calculating
Non-GAAP net loss per share
Basic and diluted	794,784,352	181,373,688

Non-GAAP net loss per ADS
Basic and diluted	(2.26)	(7.80)

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General Information

(8)	REVIEW OF INTERIM REPORT BY THE AUDIT COMMITTEE OF THE COMPANY

The Audit Committee of the Company comprises Mr. Donghao Yang (chairman), Mr. Ji-xun Foo and Mr. HongJiang Zhang. Mr. Donghao Yang and Mr. HongJiang Zhang are both independent non-executive Directors. The Audit Committee of the Company has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2021.

(9)	REVIEW OF INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim unaudited condensed consolidated financial statements, including reconciliation between U.S. GAAP and International Financial Reporting Standards, of the Group for the six months ended June 30, 2021 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2021 have also been reviewed by the Audit Committee of the Company.

(10)	WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Each Class A ordinary share has one vote per share and each Class B ordinary share has 10 votes per share except with respect to resolutions regarding a limited number of Reserved Matters, where each Share has one vote. The Company’s WVR Structure enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who control the Company with a view to its long-term prospects and strategy.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with WVR Structures, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. Shareholders and prospective investors should make the decision to invest in the Company only after due and careful consideration.

2021 INTERIM REPORT	97

General Information

The table below sets out the ownership and voting rights to be held by the WVR Beneficiaries as at the Latest Practicable Date:

WVR Beneficiaries	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)

Mr. Xiaopeng He(1)	Class B ordinary shares	348,708,257	64.6%

Mr. Heng Xia(2)	Class A ordinary shares	12,580	0.0%

	Class B ordinary shares	61,137,879	11.3%

Notes:

(1).

representing 327,708,257 Class B ordinary shares and 21,000,000 Class B ordinary shares held through Simplicity Holding Limited and Respect Holding Limited, both of which are wholly-owned by Mr. Xiaopeng He.

(2).	the Class B ordinary shares are held by Efficiency Investment Limited, which is wholly-owned by Mr. Heng Xia.

Class B ordinary shares may be converted into Class A ordinary shares on a one to one ratio. As at the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 409,846,136 Class A ordinary shares, representing approximately 31.5% of the total number of issued Class A ordinary shares (excluding 2,084,754 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) as at the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares will cease when none of the WVR Beneficiaries have beneficial ownership of any of our Class B ordinary shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)

upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)

when the holders of Class B ordinary shares have transferred to another person of the beneficial ownership of, or economic interest in, all of the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

98	XPeng Inc.

General Information

(iii)	where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)	when all of the Class B ordinary shares have been converted to Class A ordinary shares.

(11)	2019 EQUITY INCENTIVE PLAN

The Company currently has only one long term incentive plan, which is the 2019 Equity Incentive Plan. The 2019 Equity Incentive Plan was first adopted by the Board on June 28, 2020 and was further amended and restated in June 2021. The terms of the 2019 Equity Incentive Plan are not subject to the provisions of Chapter 17 of the Listing Rules. Under the 2019 Equity Incentive Plan, the Company may grant restricted shares, RSUs and share appreciation rights. The purpose of the 2019 Equity Incentive Plan is to attract and retain the services of talents and to incentivize the employees.

The Company renewed on January 1, 2021 the maximum number of RSUs which may granted under the 2019 Equity Incentive Plan to 63,192,227, which represented 4% of the total shares of the Company outstanding on December 31, 2020 and equal number of underlying Class A ordinary shares. As at the end of the Reporting Period, 60,402,569 RSUs (representing equal number of underlying Class A ordinary shares) may be further issued under the 2019 Equity Incentive Plan, and the aggregate number of underlying Class A ordinary shares pursuant to the outstanding RSUs granted under the 2019 Equity Incentive Plan was 43,218,456 Class A ordinary shares (which do not include the Class A ordinary shares underlying the vested RSUs). All existing RSUs under the 2019 Equity Incentive Plan were granted between January 1, 2017 and April 1, 2021. No RSUs had been granted to our Directors under the 2019 Equity Incentive Plan as of June 30, 2021.

Further details of the 2019 Equity Incentive Plan are set out in the Prospectus and Note 21 to the condensed consolidated interim financial information.

(12)	IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim report, no important events affecting the Group occurred since June 30, 2021 and up to the Latest Practicable Date.

(13)	SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors of the Company, from the Listing Date to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

2021 INTERIM REPORT	99

General Information

(14)	FUND RAISING ACTIVITIES

(a)	Initial Public Offering on the Hong Kong Stock Exchange

On July 7, 2021, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. The Company issued a total of 97,083,300 Class A ordinary shares with the offer price of HK$165.00 per share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) in the Global Offering. Net proceeds from the Global Offering, after deducting underwriting discounts and commissions, including the partial exercise of the over-allotment option, were approximately HK$15,823 million, which will be used in accordance with the use of proceeds as disclosed in the Prospectus as follows:

•	Approximately 45% of the net proceeds is expected to be used for the expansion of our product portfolio and development of more advanced technology.

•	approximately 15% of the net proceeds is expected to be used for developing software technology

•	approximately 20% of the net proceeds is expected to be used for developing new models and improving our hardware technology

•	approximately 10% of the net proceeds is expected to be used for other technology investments

•

Approximately 35% of the net proceeds is expected to be used to accelerate our business expansion, by enhancing our brand recognition, acquiring customers through omni-channel marketing strategies, and expanding our sales and service touch points both domestically and internationally.

•	approximately 10% of the net proceeds to be used for enhancing our brand recognition through the following marketing strategies in order to promote the sale of our Smart EVs

•

approximately 20% of the net proceeds is expected to be used to broaden our sales, services, and super charging network, as well as to improve the skills and service quality of our sales and marketing personnel in order to better serve our customers

•

approximately 5% of the net proceeds is expected to be used for strategically building and expanding our presence in international markets, starting with certain European markets. Specifically, we plan to (a) open sales stores in select countries to enhance our brand recognition and improve customer reach internationally; and (b) enhance marketing efforts to promote our brand and develop potential customer base

100	XPeng Inc.

General Information

•

Approximately 10% of the net proceeds is expected to be used for the enhancement of production capability, including expansion of capacity, upgrade of manufacturing facilities and development of manufacturing technologies.

•	Approximately 10% of the net proceeds is expected to be used for general corporate purposes, including working capital needs.

Since the Listing Date and as at the Latest Practicable Date, the Company has not utilized any net proceeds from the Global Offering. There has been no change in the intended use of net proceeds disclosed as above, and the Company plans to gradually utilize the net proceeds in accordance with such intended purposes depending on actual business, which is expected to be utilized within the next five to six years.

(b)	Listing on the NYSE and Follow On Offering

(i)	Listing on the NYSE

In August 2020, the Company completed the initial public offering and was listed on the NYSE (the “Listing on the NYSE”) in which it offered and sold an aggregate 114,693,333 ADSs, representing 229,386,666 Class A ordinary shares with the offer price of US$15.00 per ADS, raising a total of US$1,655.7 million in net proceeds after deducting underwriting discounts commissions and expenses. The net proceeds from the Listing on the NYSE have been and will be utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated August 28, 2020 as follows:

•	50% of the net proceeds for research and development of our Smart EVs and technologies;

•	30% of the net proceeds for selling and marketing and expansion of sales channels; and

•	20% of the net proceeds for general corporate purposes, including working capital needs.

As of December 31, 2020, approximately US$286 million of the net proceeds from the Listing on the NYSE was utilized in accordance with the intended purposes. For the six months ended June 30, 2021, approximately US$600 million of the net proceeds has been used for the intended purposes. There has been no change in the intended use of net proceeds disclosed as above, and the Company plans to gradually utilize the net proceeds in accordance with such intended purposes depending on actual business, which is expected to be utilized within the next three to four years.

2021 INTERIM REPORT	101

General Information

(ii)	Net proceeds from Follow On Offering

In December 2020, the Company completed its follow-on public offering on the NYSE (the “Follow On Offering”) in which the Company offered and sold an aggregate 55,200,000 ADSs, representing 110,400,000 Class A ordinary shares with the offer price of US$45.00 per ADS, raising a total of US$2,444.9 million in net proceeds after deducting underwriting discounts, commissions and expenses. The net proceeds from the Follow On Offering will be utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated December 10, 2020. as follows:

•	30% of the net proceeds for research and development of our Smart EVs and software, hardware and data technologies;

•	30% of the net proceeds for sales and marketing and expansion of sales and service channels and super charging network, as well as the expansion of our footprints in the international markets;

•	20% of the net proceeds for potential strategic investments in core technologies of Smart EV; and

•	20% of the net proceeds for general corporate purposes, including working capital needs.

No proceeds from the Follow On Offering had been utilised in the six months ended June 30, 2021. There has been no change in the intended use of net proceeds disclosed as above, and the Company plans to gradually utilize the net proceeds in accordance with such intended purposes depending on actual business, which is expected to be utilized within the next three to four years.

(15)	APPRECIATION

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in the future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

(16)	EXCHANGE RATE INFORMATION

This interim report contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

102	XPeng Inc.

General Information

(17)	SAFE HARBOR STATEMENT

This interim report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third- party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the United States Securities and Exchange Commission. All information provided in this report is as of the Latest Practicable Date, and XPeng does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

2021 INTERIM REPORT	103

Corporate Information

DIRECTORS

Executive Directors

Xiaopeng He (何小鵬) (Chairman of the Board and Chief Executive Officer)

Heng Xia (夏珩)

Non-executive Directors

Jun Chen (陳俊)

Qin Liu (劉芹)

Ji-Xun Foo (符績勳)

Fei Yang (楊飛)

Independent Non-executive Directors

Donghao Yang (楊東皓)

Fang Qu (瞿芳)

HongJiang Zhang (張宏江)

AUDIT COMMITTEE

Donghao Yang (楊東皓) (Chairperson)

Ji-Xun Foo (符績勳)

HongJiang Zhang (張宏江)

COMPENSATION COMMITTEE

Fang Qu (瞿芳) (Chairperson)

Xiaopeng He (何小鵬)

HongJiang Zhang (張宏江)

NOMINATION COMMITTEE

HongJiang Zhang (張宏江) (Chairperson)

Xiaopeng He (何小鵬)

Fang Qu (瞿芳)

CORPORATE GOVERNANCE COMMITTEE

Donghao Yang (楊東皓) (Chairperson)

Fang Qu (瞿芳)

HongJiang Zhang (張宏江)

JOINT COMPANY SECRETARIES

Yeqing Zheng (鄭葉青)

Ming Wai Mok (莫明慧) (Fellow of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom)

AUTHORISED REPRESENTATIVES

Xiaopeng He (何小鵬)

Ming Wai Mok (莫明慧)

CORPORATE HEADQUARTERS

No. 8 Songgang Road

Changxing Street, Cencun

Tianhe District Guangzhou

PRC

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited

4th Floor, Harbour Place

103 South Church Street

P.O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

104	XPeng Inc.

Corporate Information

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Suite 3911, 39/F

Jardine House

1 Connaught Place Central

Hong Kong

PRINCIPAL SHARE REGISTRAR

Harneys Fiduciary (Cayman) Limited

4th Floor, Harbour Place

103 South Church Street

P.O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited

54/F, Hopewell Centre

183 Queen’s Road East

Hong Kong

COMPLIANCE ADVISER

Guotai Junan Capital Limited

27/F, Low Block, Grand Millennium Plaza

181 Queen’s Road Central

Hong Kong

AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers

Certified Public Accountants

Registered Public Interest Entity Auditor

22/F, Prince’s Building

Central

Hong Kong

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong laws:

Freshfields Bruckhaus Deringer

55th Floor, One Island East Taikoo Place

Quarry Bay

Hong Kong

As to US laws:

Simpson Thacher & Bartlett

35/F, ICBC Tower

3 Garden Road

Central

Hong Kong

As to PRC law:

Fangda Partners

27/F North Tower Beijing Kerry Centre 1

Guanghua Road

Chaoyang District Beijing

PRC

As to Cayman Islands law:

Harney Westwood & Riegels

3501 The Center

99 Queen’s Road Central

Central

Hong Kong

STOCK SHORT NAME

XPENG — W

STOCK EXCHANGE STOCK CODE

9868

NYSE SYMBOL

XPEV

COMPANY WEBSITE

www.xiaopeng.com

2021 INTERIM REPORT	105

Definitions

In this interim report, the following expressions have the meanings set out below unless the context requires otherwise.

“2019 Equity Incentive Plan”	the equity incentive plan approved and adopted in June 2020, as amended and restated in June 2021

“ADSs”	American depositary shares, each of which represents two Class A ordinary shares

“Articles of Association”	the articles of association of our Company adopted on August 20, 2020, as amended from time to time

“Board”	the board of Directors of the Company

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the Reserved Matters shall be voted on a one vote per share basis

“Company”, “our Company”, “the Company” or “XPeng”	XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on NYSE

“Director(s)”	the director(s) of the Company

106	XPeng Inc.

Definitions

“Global Offering”	the Hong Kong public offering of 4,250,000 Class A ordinary shares, the international offering of 80,750,000 Class A ordinary shares, and partial exercise of the over-allotment option of 12,083,300 Class A ordinary shares

“Group”, “we”, “our” or “us”	the Company and its subsidiaries and consolidated variable interest entities from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time

“HK$” or “Hong Kong dollars”	Hong Kong dollars, the lawful currency of Hong Kong “Hong Kong”

the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“IFRSs”	International Financial Reporting Standards, amendments and interpretations issued by the International Accounting Standards Board

“Latest Practicable Date”	September 23, 2021, being the latest practicable date for ascertaining the contents set out in this report

“Listing on the Hong Kong Stock Exchange”	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum” or “Memorandum of Association”	our memorandum of association (as amended from time to time), the current form of which was adopted on August 20, 2020

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules

“NYSE”	New York Stock Exchange

“PRC”, “China” or “Mainland China”	the People’s Republic of China, but for the purposes of this interim report only, except where the context requires, references in this interim report to PRC, China or Mainland China exclude Hong Kong, Macau and Taiwan

2021 INTERIM REPORT	107

Definitions

“Prospectus”	the prospectus of the Company published on the website of the Hong Kong Stock Exchange on June 25, 2021

“Reporting Period”	the six months ended June 30, 2021

“Reserved Matters”

those matters resolutions with respect to which each Share is entitled to one vote at general meetings of our Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares,

(iii) the appointment or removal of an independent non-executive Director,

(iv) the appointment or removal of the Company’s auditors, and (v) the voluntary winding-up of our Company

“RMB”	Renminbi, the lawful currency of the PRC

“RSU(s)”	restricted share units

“SEC”	the Securities and Exchange Commission of the United States

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“U.S.” or “United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“U.S. GAAP”	accounting principles generally accepted in the United States

“US$”	U.S. Dollars, the lawful currency of the U.S.

108	XPeng Inc.

Definitions

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Xiaopeng He and Mr. Heng Xia, being the holders of the Class B ordinary shares upon Listing on the Hong Kong Stock Exchange, entitling each to weighted voting rights

”WVR Structure”	has the meaning ascribed to it under the Listing Rules

In this interim report, if there is any inconsistency between the Chinese names of the entities, authorities, organisations, institutions or enterprises established in China or the awards or certificate given in China an their English translations, the Chinese version shall prevail.